Exhibit 10.1

STOCK AND ASSET PURCHASE AGREEMENT

BY AND BETWEEN

B/E AEROSPACE, INC.

AND

HONEYWELL INTERNATIONAL INC.

June 9, 2008

ARTICLE I	PURCHASE AND SALE OF ASSETS; ASSUMPTION OF
	LIABILITIES	1
1.1	Transactional Overview; Purchase and Sale of Assets	1
1.2	Retained Assets	4
1.3	Agreement to Assume	5
1.4	Retained Liabilities	6
1.5	Liabilities of the Transferred Entities	7
1.6	Purchase Price	7
1.7	Purchase Price Adjustment and Treatment of Cash of Transferred Entities	8

ARTICLE II	CLOSING; CLOSING DELIVERIES	8
2.1	Closing Date	8
2.2	Effectiveness	9
2.3	Closing Deliveries	9
2.4	Allocation of Purchase Price	11

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF HONEYWELL	12
3.1	Due Organization	12
3.2	Authority	12
3.3	Transferred Entities; Title to Equity Interests	13
3.4	No Conflict; Government Authorizations and Third Party Approvals	13
3.5	Financial Statements	14
3.6	Absence of Certain Changes; Undisclosed Liabilities	15
3.7	Taxes	16
3.8	Intellectual Property	18
3.9	Legal Proceedings	19
3.10	Compliance with Laws; Permits	20
3.11	Environmental Matters	21
3.12	Employee Matters and Benefit Plans	23
3.13	Material Contracts	24
3.14	Customers and Suppliers	25
3.15	Real Properties	25
3.16	Title to Personal Property and Inventory	26
3.17	Sufficiency of Assets	26
3.18	Labor	26
3.19	Insurance	27
3.20	Finder’s Fee	27
3.21	Warranties	27
3.22	Product Liability	27
3.23	Related Parties Transactions	28
3.24	Receivables	28
3.25	Investment Purpose	28
3.26	Status of Shares; Limitations on Transfer and Other Restrictions	28
3.27	Disclaimer of Other Representations and Warranties	28

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	28

4.1	Corporate Status	29
4.2	Authority	29
4.3	No Conflict; Required Filings	29
4.4	Legal Proceedings	30
4.5	Sufficient Funds	30
4.6	No Reliance	30
4.7	Finder’s Fee	31
4.8	SEC Filings; Financial Statements	31
4.9	Financing	32
4.10	Absence of Certain Changes	33
4.11	Compliance with Laws	34
4.12	Valid Issuance of Shares	34
4.13	Vote Required	34
4.14	Disclaimer of Other Representations and Warranties	34

ARTICLE V	CERTAIN COVENANTS	34
5.1	Conduct of Business	34
5.2	Confidentiality; Access to Information	35
5.3	Publicity	36
5.4	Books and Records	36
5.5	Required Approvals; Consents	37
5.6	Further Action	38
5.7	Expenses	39
5.8	Employees and Employee Benefit Plans	39
5.9	Intercompany Accounts	46
5.10	Non-Solicitation of Employees	46
5.11	Non-Competition	47
5.12	Confidential Information	49
5.13	Payments Received	49
5.14	Sellers’ Marks	50
5.15	Tax Matters	51
5.16	Bulk Sales Laws	57
5.17	Notice of Developments	57
5.18	Purchaser’s Financing	57
5.19	Sellers’ Assistance with Financing	58
5.20	Delivery of Financial Information	59
5.21	Conduct of Purchaser’s Business	60
5.22	Conduct of Incidents Subject to Parent Insurances	61
5.23	Supply Agreement Pricing	61

ARTICLE VI	CONDITIONS TO OBLIGATIONS OF PURCHASER	62
6.1	Absence of Injunction	62
6.2	Certificates of Sellers	62
6.3	No Breach	62
6.4	Antitrust Law Clearances; Certain Litigation	62
6.5	No Business Material Adverse Effect	63

ARTICLE VII	CONDITIONS TO OBLIGATIONS OF SELLERS	63
7.1	Absence of Injunction	63
7.2	Purchase Price; Certificates of Purchaser	63
7.3	No Breach	63
7.4	Antitrust Law Clearances; Certain Litigation	63
7.5	No Purchaser Material Adverse Effect	64

		64
ARTICLE VIII	TERMINATION; EFFECT OF TERMINATION
8.1	Termination	64
8.2	Effect of Termination	64

ARTICLE IX	SURVIVAL; INDEMNIFICATION	64
9.1	Survival of Representations, Warranties and Agreements	65
9.2	Indemnification	65
9.3	Indemnification Procedures	66
9.4	Indemnification Limitations	67
9.5	No Rights of Offset	69

ARTICLE X	MISCELLANEOUS	69
10.1	Notices	69
10.2	Certain Definitions; Interpretation	70
10.3	Severability	82
10.4	Entire Agreement; No Third-Party Beneficiaries	83
10.5	Amendment; Waiver	83
10.6	Binding Effect; Assignment	83
10.7	Disclosure Schedule	83
10.8	Specific Performance	83
10.9	Governing Law	83
10.10	Dispute Resolution; Mediation; Jurisdiction	84
10.11	Construction	85
10.12	Counterparts	85

STOCK AND ASSET PURCHASE AGREEMENT

          THIS STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”) is made this 9th day of June 2008, by and between B/E Aerospace, Inc., a Delaware corporation (“Purchaser”), on behalf of itself and the entities listed on Schedule A1 and Honeywell International Inc., a Delaware corporation (“Honeywell”), on behalf of itself and the entities listed on Schedule A2 (Honeywell and each such entity is referred to herein individually as a “Seller” and collectively as “Sellers”).

          WHEREAS, Sellers and the Transferred Entities (as defined below) are engaged through Honeywell’s “Consumables Solutions” division in the Business (as defined below).

          WHEREAS, Sellers conduct the Business through the entities listed on Schedule B (the “Transferred Entities”) and through the use of certain assets held directly by Sellers.

          WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from Sellers, and Sellers desire to sell and assign to Purchaser, all of Sellers’ ownership interest in the Transferred Entities.

          WHEREAS, upon the terms and subject to the conditions contained in this Agreement, Purchaser desires to acquire from Sellers the Purchased Assets and assume the Assumed Liabilities, and Sellers desire to sell and assign to Purchaser the Purchased Assets and Assumed Liabilities.

          NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS;
ASSUMPTION OF LIABILITIES

          1.1     Transactional Overview; Purchase and Sale of Assets.

                   (a)      France – Share Transfer. France – Share Transfer. Sellers’ ownership interest in Honeywell Consumables Solutions S.A.S., a French company (“HCS France”), will be transferred to M&M Aerospace Hardware SARL, a French company, or its assignee, another French company (“M&M France”) pursuant to the sale by Honeywell Holding France SAS, a wholly owned subsidiary of Honeywell, of its Equity Interests in HCS France to M&M France in accordance with the other Sections of this Agreement.

                   (b)      Germany – Share Transfer. Sellers’ ownership interest in Honeywell Consumables Solutions GmbH, a German company (“HCS Germany”), will be transferred to M&M Aerospace Hardware GmbH, a German company, or its assignee, another German company (“M&M Germany”) pursuant to the sale by Honeywell Deutschland GmbH, an indirectly wholly owned subsidiary of Honeywell, of its Equity Interests in HCS Germany to M&M Germany in accordance with the other Sections of this Agreement.

                   (c)      Asset Transfers. Sellers’ ownership interest in certain other Purchased Assets representing the UK Business will be transferred to M&M Aerospace Hardware Ltd., a UK limited company, or its assignee, another UK limited company (“M&M UK”) pursuant to the sale by Honeywell UK Limited, a UK limited company (“Honeywell UK”) to M&M UK and Sellers’ ownership interest in all other Purchased Assets will be transferred to Purchaser by Honeywell in accordance with the other Sections of this Agreement.

                   (d)      Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined below), in exchange for a payment by Purchaser to Sellers of the Purchase Price and Purchaser’s assumption of the Assumed Liabilities, Sellers shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Purchaser, free and clear of all Encumbrances (other than Permitted Encumbrances), all of Sellers’ right, title and interest in and to all of the assets, property and rights primarily used or held for use by Sellers in the conduct of the Business as of the Closing Date, including all of the assets, property and rights set forth or described below, but excluding the Retained Assets (collectively, the “Purchased Assets”):

                             (i)     the Equity Interests in the Transferred Entities;

                             (ii)     the goodwill of Sellers relating to the Business;

                             (iii)     all Inventory (including all Products);

                             (iv)     all Personal Property;

                             (v)      the Intellectual Property and Software used primarily in the conduct of the Business, including without limitation the Registered Intellectual Property and Software set forth on Schedule 1.1(d)(v) (collectively, the “Transferred Intellectual Property); together with all rights to sue and recover damages for past, present and future infringement, dilution, misappropriation on other violation thereof or conflict therewith;

                             (vi)      all IT Assets;

                             (vii)      all Contracts primarily relating to the Business, including without limitation the Contracts set forth on Schedule 1.1(d)(vii), except for the Retained Contracts (collectively, the “Assumed Contracts”);

                             (viii)     the real property leases set forth on Schedule 1.1(d)(viii) (the “Assumed Real Property Leases”);

                             (ix)       all Permits used primarily in the conduct of the Business and held by Sellers to the extent the same, or a right to use the same, can be transferred to Purchaser;

                             (x)        all of Sellers’ customer and vendor lists to the extent relating to the Business, all of Sellers’ files and documents (including credit information) to the extent relating to customers and vendors of the Business; including all of Sellers’ equipment maintenance data, accounting records, Tax records (including Tax Returns, but only to the extent relating specifically to the Business or to the Transferred Entities, and excluding VAT records relating to the UK Business) inventory records, sales and sales promotional data, package inserts, instruction manuals, owner’s manuals, labels, advertising materials, cost and pricing information, business plans, reference catalogs and any other such data and records, however stored, in each case to the extent relating to the Business; provided, however, that Sellers shall be entitled to retain copies of any such materials which are necessary for, and may use such copies solely in connection with, their Tax, accounting or legal purposes, provided that such copies and all information contained therein shall be Confidential Information subject to the provisions of Section 5.12 and shall otherwise be subject to the provisions of Section 5.4(b);

                             (xi)     all refunds or credits for Taxes arising out of the Business for all Tax periods or portions thereof beginning on or after the Closing Date;

                             (xii)     to the extent transferable, all claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind, rights to proceeds actually received under third party insurance policies in respect of claims made against such policies prior to Closing and rights under and pursuant to all warranties, representations, indemnities and guarantees made by suppliers of products, materials or equipment, or components thereof to the extent related to the Business (but excluding all such claims, causes of action, choses in action, rights of recovery and rights of setoff to the extent related to the Retained Assets);

                             (xiii)     all trade accounts receivable and trade notes receivable of the Business, whether recorded or unrecorded; and

                             (xiv)     all prepaid expenses and deposits relating primarily to the Business to the extent such prepaid expenses and deposits will accrue to the benefit of Purchaser in respect of the Business on and following the Closing Date.

                    (e)      Assets of the Transferred Entities.

                             (i)     The parties agree that none of the assets, properties or rights of HCS France or HCS Germany shall be transferred pursuant to Section 1.1(d) or shall be considered Purchased Assets for the purposes of Section 1.1 hereof and that such assets, properties and rights shall be held by HCS France or HCS Germany, as the case may be, in the same manner before and after the Closing Date without any change therein as a result of the transactions contemplated hereunder, except that Purchaser (or its designee) shall be the holder of the Equity Interests.

                             (ii)     The following assets shall be transferred from each Transferred Entity to a Seller (or an Affiliate) prior to the Closing (the “Transferred Entities Retained Assets”):

                                      (A)     all cash on hand in each Transferred Entity’s bank and lock box accounts, plus all marketable securities owned by such Transferred Entity, in each case as of the close of business on the day preceding the Closing Date;

                                      (B)     except as otherwise provided in Section 5.8 or as required by local law and the Acquired Rights Directive, all assets in or related to a Transferred Entity’s participation in or sponsorship of any Foreign Benefit Plan; and

                                      (C)     any rights of such Transferred Entity to reimbursements, indemnification, hold-harmless or similar rights relating to any Retained Liabilities.

                   (f)      Assignment of Assets.

                             (i)     Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any claim, right, benefit, Contract, lease, license or other agreement to which Honeywell, any Seller or any Transferred Entity is a party (including the Material Contracts) (collectively, the “Interests”), if such Interest is not capable of being sold, conveyed, transferred or assigned without any third-party consent which has not been obtained by (or does not remain in full force and effect at) the Closing, unless and until such third-party consent with respect to such Interest (a “Retained Interest”) is obtained, at which time such Retained Interest shall be deemed to be sold, conveyed, transferred and assigned in accordance with Section 1.1(d) and shall cease to be a Retained Interest.

                             (ii)     To the extent the third-party consents necessary to sell, convey, transfer or assign any Interest has not been obtained (or does not remain in full force and effect) as of the Closing, Sellers and Purchaser shall, while such Interest remains a Retained Interest, use their commercially reasonable best efforts to (A) cooperate in any reasonable and lawful arrangements designed to provide the benefits of such Retained Interest to Purchaser, subject to the terms of and to the extent permitted by such Interest and Purchaser shall promptly pay or satisfy the corresponding liabilities and obligations to the extent Purchaser would have been responsible therefor if such third-party consent had been obtained, and such Retained Interest had been transferred to Purchaser as of the Closing, but only to the extent Purchaser obtains the benefits of such Retained Interest; and (B) enforce, at the request of Purchaser, and subject to Purchaser’s prompt reimbursement of Sellers’ out of pocket costs, any rights of Sellers arising from such Retained Interest against the issuer thereof or the other party or parties thereto (including the right to elect to terminate any such Retained Interest in accordance with the terms thereof upon the advice of Purchaser). The failure of any third-party consent under any Contract, lease, license or other agreement to which Honeywell, any Seller or any Transferred Entity is a party to be obtained or any circumstances resulting therefrom shall not, individually or in the aggregate, constitute a Business Material Adverse Effect or a breach by any Seller of any representation, warranty, condition, covenant or agreement contained in this Agreement (other than, if breached, Sections 3.4 and 5.5(b)), except with respect to the condition set forth in Section 6.4.

          1.2     Retained Assets. The “Retained Assets” shall consist of all of each Seller’s rights, title and interest in all assets of every kind and description that are not expressly identified as Purchased Assets, and shall include, but not be limited to, the following:

                   (a)     all cash on hand in each Seller’s bank and lock box accounts, plus all marketable securities owned by any Seller, in each case as of the close of business on the day preceding the Closing Date;

                   (b)     all checkbooks, canceled checks and bank accounts of each Seller;

                   (c)     all Contracts and Permits which are not legally transferable;

                   (d)     all rights in and benefits arising from claims and litigation to the extent related to the Retained Assets or Retained Liabilities;

                   (e)     all rights of Sellers and their Affiliates under this Agreement and each Seller’s corporate charter or formation documents, minute and stock record books, corporate seal and Tax records (including VAT records relating to the UK Business and including Tax Returns except Tax Returns relating specifically to the Business or the Transferred Entities);

                   (f)     all insurance policies and rights thereunder, including the benefit of any deposits or prepayments and any insurance proceeds covering any portion of any Retained Liabilities, other than proceeds of third party insurance policies in respect of claims made against such policies prior to Closing;

                   (g)     any rights of any Seller or their respective Affiliates to reimbursements, indemnification, hold-harmless or similar rights to the extent relating to any Retained Liabilities;

                   (h)     all Excluded Intellectual Property and Seller Marks;

                   (i)     the Contracts identified on Schedule 1.2(i) (the “Retained Contracts”);

                   (j)     all refunds or credits for Taxes arising out of the Business for all Tax periods or portions thereof ending prior to the Closing Date;

                   (k)     except as otherwise provided in Section 5.8, all rights of Sellers and their respective Affiliates in or under, and in all assets related to all U.S. Benefit Plans or Foreign Benefit Plans;

                   (l)     any employee data which relates to employees who are not Transferred Employees or which Sellers are prohibited by Law or agreement from disclosing or delivering to Purchaser; and

                   (m)     the assets set forth on Schedule 1.2(m).

          1.3     Agreement to Assume. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and agree to discharge and perform when due all Liabilities of each Seller to the extent incurred in the conduct of the Business or the ownership of any Purchased Assets by each Seller or their respective Affiliates, whether arising before or after the Closing (but excluding the Retained Liabilities, which shall be retained by Sellers) (collectively, the “Assumed Liabilities”), including without limitation the following Liabilities:

                   (a)     all Liabilities as of the Closing of the type set forth on a balance sheet prepared in accordance with GAAP as modified by the Specified Accounting Policies;

                   (b)     all Liabilities of any Seller or Transferred Entity arising under the Assumed Contracts;

                   (c)     all Liabilities of any Seller arising under the Assumed Real Property Leases and of any Transferred Entity arising under any real property lease listed on the attached Schedule 1.3(c);

                   (d)     all Liabilities for allowances, credits or adjustments to which customers of the Business may be entitled;

                   (e)     all Liabilities relating to warranty of any Product or Product Liability Claims;

                   (f)     all Liabilities relating to pending claims or litigation to the extent related to the conduct of the Business or the ownership of any Purchased Assets by each Seller or their respective Affiliates;

                   (g)     all Liabilities relating to the Transferred US Employees and the Transferred Non-US Employees that are specifically assumed by Purchaser pursuant to Section 5.8 or as required by local law and the Acquired Rights Directive;

                   (h)     all Liabilities relating to Taxes that are specifically assumed by, or allocated to, Purchaser pursuant to Section 5.15;

                   (i)     all Liabilities related to the possession, occupation, operation, or maintenance of the real properties subject to the Assumed Real Property Leases, whether arising or accruing before, on or after the Closing Date, and whether such Liabilities relate to conditions that existed before, on, or after the Closing Date; and

                   (j)     all Liabilities that relate to any Environmental Claim or Environmental Law arising out of any action, omission, condition or circumstance that occurs or exists, or fails to occur or exist whether before, on or after the Closing Date, irrespective of whether such claim is brought before, on or after the Closing Date, other than any Liability that relates to any Environmental Claim or Environmental Law with respect to the Shared Real Property or with respect to any Materials of Environmental Concern on, in , under or migrating form any real property previously owned, leased or used by the Business that is not included in the Purchased Assets (collectively, the “Excluded Environmental Matters”).

          Notwithstanding anything contained in this Agreement to the contrary, Purchaser does not assume or agree to discharge or perform, and will not be deemed by virtue of the execution and delivery of this Agreement or any document delivered at the Closing pursuant to this Agreement, or as a result of the consummation of the transactions contemplated by this Agreement, to have assumed, or to have agreed to discharge or perform, any liability, obligation or indebtedness of Sellers, whether primary or secondary, direct or indirect, other than the Assumed Liabilities.

          1.4     Retained Liabilities. The Retained Liabilities shall consist of the following:

                   (a)     all Liabilities relating to Retained Taxes;

                   (b)     all Liabilities to the extent related to the Retained Assets, including all Liabilities relating to any business of Sellers other than the Business;

                   (c)     all Liabilities to the extent related to the Transferred Entities Retained Assets;

                   (d)     any Indebtedness of any Seller or any Transferred Entity or any Liability relating to any interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance agreements, foreign exchange contracts, currency swap or option agreements, forward contracts, commodity swap, purchase or option agreements, other commodity price hedging arrangements or any other similar Contract designed to alter the risks arising from fluctuations in interest rates, currency values or commodity prices of any Seller or Transferred Entity;

                   (e)     except as otherwise provided in Section 5.8 or as required by local law and the Acquired Rights Directive, any Liabilities arising in connection with or relating to any U.S. Benefit Plan or Foreign Benefit Plan; and

                   (f)     all Liabilities that relate to any Environmental Claim or Environmental Law arising out of any action, omission, condition or circumstance that occurs or exists, or fails to occur or exist whether before, on or after the Closing Date, irrespective of whether such claim is brought before, on or after the Closing Date, to the extent related to the Shared Real Property or Excluded Environmental Matters.

          1.5     Liabilities of the Transferred Entities. The parties agree that none of the Liabilities of the Transferred Entities shall be assumed by Purchaser pursuant to Section 1.3 and that, except to the extent specifically referenced in Section 1.4, none of the Liabilities of the Transferred Entities shall be allocated to Sellers pursuant to Section 1.4, but that such Liabilities shall be retained by the respective Transferred Entity in the same manner before and after the Closing Date without any change therein as a result of the transactions contemplated hereunder, except as otherwise set forth herein; provided that at the Closing Sellers will assume and agree to discharge and perform when due all Liabilities (if any) of the Transferred Entities that do not relate to the Business.

          1.6     Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid for the Purchased Assets acquired by Purchaser pursuant to this Agreement, as may be adjusted pursuant to Section 1.7, shall be (a) $800,000,000 in cash (the “Cash Consideration”) and (b) that number of validly issued, fully paid and nonassessable shares of common stock of Purchaser (the “Shares”) (rounded down to the nearest whole share) equal to the quotient determined by dividing $250,000,000 by the Issuance Price (the “Stock Consideration”). “Issuance Price” means the VWAP Price during the 10 consecutive trading days ending on (and including) the date that is two (2) trading days prior to the Closing Date (such 10-day period, the “VWAP Measurement Period”); provided, however, that Purchaser shall have the right, at Purchaser’s option, which shall be communicated to Honeywell in writing no later than one Business Day prior to the Closing Date, to substitute cash for a portion of the Stock Consideration; provided, further that in no event may Purchaser pay a number of shares of common stock of the Purchaser that is less than 6,000,000 shares of common stock of Purchaser; however, less than 6,000,000 shares may be delivered so that the value of the shares delivered (as determined above) will equal $250,000,000. At the Closing, Purchasers shall (i) deliver the Cash Consideration to Sellers by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by Sellers no later than three (3) days prior to the Closing Date, (ii) deliver the Stock Consideration to Sellers, and (iii) assume the Assumed Liabilities; such Cash Consideration and Stock Consideration to be allocated to Sellers in accordance with Sections 2.4(a) and 2.4(b).

          1.7     Purchase Price Adjustment and Treatment of Cash of Transferred Entities. At least five (5) Business Days prior to the Closing, Honeywell shall provide Purchaser with an estimated statement of cash and cash equivalents of the Transferred Entities as of the Effective Time (such amount, the “Estimated Transferred Cash”). Honeywell shall use commercially reasonable best efforts to cause the cash and cash equivalents of the Transferred Entities as of the Effective Time to be distributed from the Transferred Entities to a Seller (or any Affiliate of a Seller) prior to Closing; however such distribution shall not be in violation of applicable Law. Prior to the Closing, Sellers and Purchaser shall cooperate in good faith to resolve any disputes as to such amount of the Estimated Transferred Cash. At the Closing, the Cash Consideration shall be increased by the amount of any Estimated Transferred Cash. During the thirty (30) day period following the Closing, Honeywell and Purchasers shall cooperate in good faith to determine the actual amount of cash and cash equivalents of the Transferred Entities as of the Effective Time (such amount, the “Actual Transferred Cash”). The parties will submit to each other such supporting documentation as necessary to determine the amount of the Actual Transferred Cash. Following the final determination of Actual Transferred Cash, (i) if the Estimated Transferred Cash exceeds the Actual Transferred Cash, Sellers shall refund such excess amount to Purchaser in cash, and (ii) if the Estimated Transferred Cash is less than the Actual Transferred Cash, Purchasers shall pay such shortfall amount to Sellers in cash, in each case, within three (3) Business Days by wire transfer of immediately available funds to an account indicated by the applicable party. Any amounts paid pursuant to this Section 1.7 shall be treated as adjustments to the Purchase Price.

ARTICLE II
CLOSING; CLOSING DELIVERIES

          2.1     Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Bingham McCutchen LLP, 399 Park Avenue, New York, New York on the third business day after all conditions to the obligations of Purchaser and Sellers under Articles VI and VII of this Agreement shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to their satisfaction or waiver), or at such other place and time as the parties may agree (the “First Eligible Closing Date”). Notwithstanding the foregoing, at the option of Purchaser (the “Purchaser Closing Option”) the Closing may take place on a date that is the earlier of (a) a business day on or after the First Eligible Closing Date during the Marketing Period to be specified by Purchaser on no less than three business days notice to Honeywell and (b) the final day of the Marketing Period; provided that Purchaser shall not be obligated to close the transactions contemplated by this Agreement on or before August 15, 2008 so long as the Purchaser has used its commercially reasonable best efforts to pursue the Alternate Financing through July 7, 2008 and Purchaser is using its commercially reasonable best efforts to obtain the Financing. The date on which the Closing occurs is referred to herein as the “Closing Date”. “Marketing Period” shall mean the first period of 20 Business Days after the Initiation Date; provided, that the Marketing Period shall not include any period that includes any of the period from August 16, 2008 through and including September 1, 2008, provided further, that the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated. “Initiation Date” shall mean the day that is the later of (i) ten (10) days following the date of receipt by Purchaser of the Audited Financial Statements or (ii) five (5) days following receipt by Purchaser of the Marketing Interim Financial Statements for the quarterly period ended March 29, 2008.

          2.2     Effectiveness. The consummation of the transactions contemplated by this Agreement shall be deemed to take place at 12:01 a.m. local time on the Closing Date (the “Effective Time”).

          2.3     Closing Deliveries. At the Closing,

                   (a)     Sellers shall deliver or cause to be delivered to Purchaser the following:

                            (i)     An executed copy of the Stockholder Agreement;

                            (ii)     An executed copy of an assignment and assumption agreement providing for the assumption of Assumed Liabilities by Purchaser (the “Assignment and Assumption Agreement);

                            (iii)     Such bills of sale, certificates of title and other instruments of transfer and conveyance as are reasonably necessary to transfer (or record with any Governmental Authority the transfer of) the Purchased Assets to Purchaser in accordance herewith;

                            (iv)     An executed copy of the Transition Services Agreement;

                            (v)      An executed copy of the Supply Agreement;

                            (vi)      An executed copy of the Intellectual Property License Agreement;

                            (vii)      An executed copy of the Sublease;

                            (viii)     Subject to Section 1.1(f), executed assignment and assumption agreements, in the form attached hereto as Exhibit G, with respect to each Assumed Real Property Lease (collectively, the “Real Property Lease Assignments”);

                            (ix)       Executed stock transfer agreements, asset transfer agreements and/or other instruments of conveyance with respect to the transfer of any portion of the Purchased Assets outside the United States (including, without limitation, Equity Interests in entities organized in jurisdictions outside the United States, in forms reasonably acceptable to Purchaser; it being understood that such agreements and/or other instruments of conveyance are intended solely to formalize such foreign transfers in order to comply with any local Laws pertaining thereto) (“Foreign Transfer Agreements”);

                            (x)        Certificates representing the Equity Interests, duly endorsed in blank or accompanied with appropriate stock powers and with all stock transfer Tax stamps affixed if stock, or duly executed assignments of such Equity Interests which are not held in the form of stock, or Sellers shall have taken such other actions as may be necessary under applicable Laws to transfer ownership of such Equity Interests to Purchaser;

                             (xi)     A certificate from each Seller, in form and substance reasonably satisfactory to Purchaser, establishing that the transfer of the Purchased Assets is exempt from withholding under Section 1445 of the Code;

                             (xii)     Required documentation in connection with Transfer Taxes, if any, including, any valid VAT invoice;

                             (xiii)     Resignations of those officers and directors of any Transferred Entity who are not employees of such Transferred Entity which Purchaser shall request in writing before the Closing;

                             (xiv)     Books and records of the Transferred Entities, including for each, the corporate minute book, seal (where applicable) and stock ledger book; and

                             (xv)     an executed copy of a termination notice in substantially the form attached hereto as Schedule 2.3(a)(xv) given by Honeywell Deutschland GmbH to HCS Germany with regard to the domination and profit transfer agreement (Beherrschungs-und Gewinnabführungsvertrag) in place between such parties, including a confirmation of receipt of such notice by HCS Germany.

                    (b)     Purchaser shall deliver to Sellers the following:

                             (i)     the Cash Consideration pursuant to Section 1.6;

                             (ii)     Certificates representing the Stock Consideration registered in the name of Honeywell (or one or more of its designated Affiliates), which certificate(s) may be legended as provided in the Stockholder Agreement;

                             (iii)     Executed copies of the Stockholder Agreement, the Assignment and Assumption Agreement, the Transition Services Agreement, the Supply Agreement, the Intellectual Property License Agreement, the Real Property Lease Assignments, and the Sublease

                             (iv)     An opinion of counsel as to the valid issuance of the Stock Consideration;

                             (v)      Required documentation in connection with Transfer Taxes, if any, including but not limited to completed resale certificates for each state in which Inventory transferred pursuant to this Agreement is located for purposes of the respective state’s sales and use taxes; and

                            (vi)      All such other documents and instruments of assumption as shall be reasonably necessary for Purchaser to assume the Assumed Liabilities in accordance herewith.

          2.4     Allocation of Purchase Price.

                   (a)     The portion of the Purchase Price allocated to the Equity Interests in each of the Transferred Entities and to the Purchased Assets (net of Assumed Liabilities) of Honeywell UK shall be as set forth on Exhibit A1; provided, however, in the event that the payment of the Stock Consideration according to the existing allocation in Exhibit A1 has a material adverse consequence to one or more of the Purchasers individually or in the aggregate, then the parties shall revise the amounts set forth under the Cash and Purchaser's Stock columns in Exhibit A1 prior to Closing to allocate the Stock Consideration to the Purchased Assets of Honeywell and the Cash Consideration to the Equity Interests and the Purchased Assets of Honeywell UK to the extent necessary to reduce or eliminate such adverse consequence. This allocation shall be binding on the parties for federal, state, local, foreign and other Tax reporting purposes, and no party will assert or maintain a position inconsistent with this allocation. The amounts set forth for the Transferred Entities on Exhibit A1 shall be revised to reflect any Purchase Price adjustments made under Section 1.7.

                   (b)     The balance of the Purchase Price as also set forth on Exhibit A1 plus those Assumed Liabilities of Honeywell that constitute liabilities for federal income tax purposes (the “Gross US Purchase Price”) shall be allocated among the Purchased Assets of Honeywell in the manner required by section 1060 of the Code as shown on an allocation schedule to be prepared by Purchaser as soon as practicable after the Closing Date. The template of the allocation schedule is attached hereto as Exhibit A2. Purchaser shall provide Honeywell with such allocation schedule and Purchaser shall make such revisions or changes to such schedule as shall be reasonably requested by Honeywell and approved by Purchaser, each acting in good faith. In the event Purchaser and Honeywell are unable to agree on the allocation of the Gross US Purchase Price in such manner, then each (acting reasonably and in good faith) shall be free to do its own allocation of the Gross US Purchase Price. In the event Purchaser and Honeywell do agree on the allocation of the Gross US Purchase Price, then such allocation shall be binding on them for federal, state, local and other Tax reporting purposes, including filings on Internal Revenue Service Form 8594, and neither of them will assert or maintain a position inconsistent with such allocation.

                   (c)     The portion of the Purchase Price allocated on Exhibit A1 to the Purchased Assets (net of Assumed Liabilities) of Honeywell UK plus the Assumed Liabilities of Honeywell UK (the “Gross UK Purchase Price”) shall be allocated among the Purchased Assets of Honeywell UK as shown on an allocation schedule to be prepared by Purchaser as soon as practicable after the Closing Date. The template of the allocation schedule is attached hereto as Exhibit A3. Purchaser shall provide Honeywell UK with such allocation schedule and Purchaser shall make such revisions or changes to such schedule as shall be reasonably requested by Honeywell UK and approved by Purchaser, each acting in good faith. In the event Purchaser and Honeywell UK are unable to agree on the allocation of the Gross UK Purchase Price in such manner, then each (acting reasonably and in good faith) shall be free to do its own allocation of the Gross UK Purchase Price. In the event Purchaser and Honeywell UK do agree on the allocation of the Gross UK Purchase Price, then such allocation shall be binding on them for all Tax reporting purposes, and neither of them will assert or maintain a position inconsistent with such allocation.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HONEYWELL

          Honeywell hereby represents and warrants to Purchaser that, except as set forth on the disclosure schedule delivered by Honeywell to Purchaser concurrently herewith (the “Disclosure Schedule”; which Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections of this Article III, and any information disclosed in any such section of the Disclosure Schedule shall be deemed to be disclosed only for purposes of the corresponding section of this Article III, unless it is reasonably apparent on the face of the disclosure contained in such section of the Disclosure Schedule that such disclosure is applicable to another section of this Article III):

          3.1     Due Organization. Each of the Sellers and the Transferred Entities is a legal entity of the type described in Section 3.1 of the Disclosure Schedule, duly organized, validly existing and, with respect to entities organized within the United States and any other jurisdiction outside the United States in which the concept of good standing or its functional equivalent is applicable, in good standing or its functional equivalent under the Laws of the jurisdiction indicated in Section 3.1 of the Disclosure Schedule. Sellers and the Transferred Entities (a) have all requisite power and authority to conduct the Business as it is now being conducted, and (b) are duly qualified or otherwise authorized to do business in each of the jurisdictions in which the ownership, operation or leasing of the Purchased Assets and the conduct of the Business requires such entity to be so qualified or otherwise authorized, except to the extent that the failure to be so licensed, qualified, or otherwise authorized or in good standing would not result in material Liability to the Business.

          3.2     Authority. Each of the Sellers has the requisite corporate power and authority to execute, deliver and perform its respective obligations under this Agreement, the Transition Services Agreement, the Supply Agreement, the Assignment and Assumption Agreement, the Intellectual Property License Agreement, the Sublease, the Real Property Lease Assignments and the other documents and agreements contemplated hereby and thereby to which such Seller is a party (collectively, the “Transaction Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Sellers of the Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the applicable Seller, and no other corporate or other proceedings on the part of Honeywell or any Seller are necessary to authorize the execution, delivery and performance by Honeywell and each Seller of this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and upon their execution the Transaction Documents shall have been, duly executed and delivered by Sellers, and, assuming due authorization and delivery by Purchaser, this Agreement constitutes, and upon their execution the Transaction Documents shall constitute, a valid and binding obligation of Sellers, enforceable against Sellers in accordance with their respective terms, except (i) as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (ii) that specific performance may not be available in certain jurisdictions outside the United States (collectively, the “Enforceability Exceptions”).

          3.3     Transferred Entities; Title to Equity Interests. The copies (and, where only a translation has been provided, the translation) of the organizational documents of the Transferred Entities, which have been Made Available to Purchaser, are true, accurate and complete (except in the case of the translations, which are true, accurate and complete in all material respects). For each Transferred Entity, Section 3.3 of the Disclosure Schedule sets forth (i) the nature of the equity interest held by Sellers or other Transferred Entities and, if applicable, the par value thereof, (ii) the holder of such equity interests, (iii) the number of such equity interests that are outstanding, and (iv) the percentage of the outstanding equity interests held by Sellers or other Transferred Entities (each such equity interest held by a Seller or Transferred Entity, an “Equity Interest”). (i) The Equity Interests constitute, and on the Closing Date will constitute, all of the issued and outstanding equity of each Transferred Entity, (ii) Sellers and the Transferred Entities are not, and prior to the Closing Date will not become, a party to or subject to any contract or obligation wherein any third party has, or will have, a right, option or warrant to purchase or acquire any rights in any additional capital stock or other equity securities of the Transferred Entities and (iii) there are no shareholder agreements, voting trusts or proxies or other agreements or understandings in effect with respect to the voting of the Equity Interests. All Equity Interests have been duly issued and are fully paid and non-assessable and not subject to any Encumbrances, except for Encumbrances arising in connection with this Agreement and those imposed by Purchaser. None of the issued Equity Interests was issued in violation of any preemptive rights. Each Seller which holds an Equity Interest has good title thereto and full beneficial ownership thereof and upon delivery of such Equity Interest against payment therefor pursuant to the terms of this Agreement, Purchaser will receive good title thereto, free and clear of all Encumbrances.

          3.4     No Conflict; Government Authorizations and Third Party Approvals.

                   (a)     Except as provided in Section 5.5(a) with respect to the HSR Act and required foreign antitrust filings and/or notices and subject to Section 7.4, the execution and delivery of this Agreement and the other Transaction Documents does not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation or breach of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (except for Permitted Encumbrances) upon any of the Purchased Assets under, any provision of (i) any Material Contract or any Assumed Real Property Lease or lease listed on Schedule 1.3(c) or (ii) any organizational documents of any Seller or Transferred Entity, or (iii) any material Permit, any material Governmental Order or, subject to the matters described in Section 3.4(b), any Law applicable to the Purchased Assets, except, in the case of clause (iii), to the extent that such conflicts, breaches, defaults or other matters would not (x) materially and adversely affect the ability of Sellers to carry out their obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents or (y) result in material Liability to the Business or any material adverse change in or material adverse effect on the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

                   (b)     Except as provided in Section 5.5(a) with respect to the HSR Act and required foreign antitrust filings and/or notices, and subject to Section 7.4, no material consent of, or registration, declaration, notice or filing with, any Governmental Authority or third party under a Material Contract is required to be obtained or made by any of the Sellers in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than those that, if not made or obtained, individually or in the aggregate would not result in material Liability to the Business or any material adverse change in or material adverse effect on the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

          3.5     Financial Statements.

                   (a)     Sellers have Made Available to Purchaser true and complete copies of the unaudited historical internal income and cash flow statements of the Business for the calendar years ended December 31, 2007, December 31, 2006 and December 31, 2005 and the unaudited historical internal balance sheets of the Business, as of December 31, 2007 and December 31, 2006 (collectively, the “Year-End Financial Statements”), and (ii) the unaudited historical internal income and cash flow statements of the Business for the period from January 1, 2008 through March 29, 2008 (the “Interim Income and Cash Flow Statements”) and the unaudited historical internal balance sheets of the Business as of March 29, 2008 (the “Interim Statements of Net Assets” and, together with the Interim Income and Cash Flow Statements, the “Interim Financial Statements”). The Interim Financial Statements and the Year-End Financial Statements are together referred to as the “Financial Statements”.

                   (b)     The Financial Statements were and the Audited Financial Statements and the Marketing Interim Financial Statements will be, prepared from the books and records of Sellers and the Transferred Entities. The Financial Statements present fairly, in all material respects, the financial position, cash flows and operating results of the Business as of the dates thereof and for the periods covered thereby, in accordance with GAAP, in all cases as modified by the Specified Accounting Policies, consistently applied, subject in the case of the Interim Financial Statements to year-end adjustments which are not material in the aggregate. The Audited Financial Statements will present fairly, in all material respects, the financial position, cash flows and operating results of the Business as of the date thereof and for the period covered thereby, in accordance with GAAP.

                   (c)     The internal controls over financial reporting (“Internal Controls”) utilized by Sellers with respect to the Business are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for Honeywell. To the Knowledge of Honeywell, there are no material weaknesses or significant deficiencies in the design or operations of the Internal Controls utilized by Honeywell with respect to the Business. Honeywell has implemented disclosure controls and procedures designed to ensure that material information relating to the Business is made known to the management of the Business by others within the Business.

                    (d)     Sellers have Made Available to Purchaser true and complete copies of all auditors’ reports, management letters, and internal audit reports related to the Business and delivered to Honeywell in the last three (3) years.

           3.6     Absence of Certain Changes; Undisclosed Liabilities.

                    (a)     Except as required by this Agreement and the other Transaction Documents, since December 31, 2007 to the date hereof, Honeywell has operated the Business in the ordinary course of business consistent with past practice in all material respects, and no Seller (but only as it relates to the Business) or any Transferred Entity has:

                             (i)     permitted or allowed any of the Purchased Assets to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing Date;

                             (ii)     adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of the Business;

                             (iii)     (A) entered into any Material Contract or materially amended or modified or consented to the termination of any Material Contract (including Contracts with any officer, director or Affiliate of the Business) or waived or released any of Sellers’ material rights thereunder, in each case, other than in the ordinary course of business, or (B) increased the benefits under any bonus, incentive, insurance, deferred compensation, profit sharing, pension or other employee benefit plan or otherwise made or granted any general wage or salary increase with respect to the Business, other than with respect to this clause (B) in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law;

                             (iv)     entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $1,000,000 in the aggregate (other than purchases of Inventory in the ordinary course of business consistent with past practice);

                             (v)      sold, transferred, pledged, mortgaged, encumbered, disposed of or otherwise granted any rights in a material amount of the Purchased Assets, other than pursuant to existing Contracts or the sale of Products in the ordinary course of business consistent with past practice;

                             (vi)      written down or written up (or failed to write down or up in accordance with GAAP, in all cases as modified by the Specified Accounting Policies consistent with past practice) the value of any Inventories or receivables or revalued any of the Purchased Assets other than in the ordinary course of business consistent with past practice and in accordance with GAAP, in all cases as modified by the Specified Accounting Policies;

                             (vii)      made any accounting changes except as required by GAAP, in all cases as modified by the Specified Accounting Policies;

                             (viii)     changed the organizational documents of the Transferred Entities, or changed the authorized or issued capital stock of the Transferred Entities;

                             (ix)       cancelled (without replacing) any existing policies or binders of insurance maintained in respect of the Business;

                             (x)        amended, terminated, cancelled or compromised any material claims of Sellers (related to the Business) or waived any other rights of substantial value to the Sellers (related to the Business) other than in the ordinary course of business; or

                             (xi)     agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.6(a), except as expressly contemplated by this Agreement and the other Transaction Documents.

                   (b)     Since December 31, 2007 to the date hereof, there has not been a Business Material Adverse Effect.

                   (c)     Other than (x) as and to the extent reflected or reserved for on the Interim Statement of Net Assets, or (y) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Interim Statement of Net Assets, there are no Liabilities associated with the Business, except for (i) Liabilities disclosed in the Disclosure Schedule or as to which no disclosure is required pursuant to any Section of the Disclosure Schedule because the Liability involves an amount which is less than the specific dollar threshold above which disclosure on such Section of the Disclosure Schedule is required, (ii) Liabilities under Contracts of the Business (other than with respect to a breach or default), (iii) the Retained Liabilities, (iv) Liabilities and obligations arising from or relating to any warranty or Product Recall claim or Product Liability Claim of the Business, and (iv) other Liabilities that do not individually exceed $15,000,000 or in the aggregate exceed $30,000,000. Notwithstanding the foregoing, the representations and warranties contained in this Section 3.6(c) are not intended to limit or expand the scope of any other specific representation or warranty contained in this Agreement, including without limitation the representations contained in Sections 3.7 (Taxes), 3.8 (Intellectual Property) (other than the last sentence of 3.8(c)), 3.11 (Environmental Matters) (other than 3.11(b)), 3.12 (Employee Matters and Benefit Plans), 3.18 (Labor), 3.19 (Insurance), 3.21 (Warranties) and 3.22 (Product Liability) and no Liabilities with respect to the subject matters of such representations shall be a breach of this Section 3.6(c).

          3.7     Taxes.

                   (a)     Sellers and the Transferred Entities have duly and timely filed (or have had filed on their behalf) all Tax Returns relating to the Business required to be filed by or with respect to them (taking into account all validly obtained extensions) with the appropriate Taxing Authority. All such Tax Returns are complete, true and correct in all material respects and all Taxes shown as due on such Returns have been paid. Sellers and the Transferred Entities have paid or caused to be paid (whether to a Taxing Authority or another Person) on a timely basis, or have accrued, all material Taxes relating to the Business.

                   (b)     There are no material Encumbrances for Taxes upon any of the Purchased Assets or any of the assets of the Transferred Entities, except for any Encumbrances for Taxes not yet due and payable and for which adequate reserves have been maintained.

                   (c)     There are no current or pending audits, examinations or other administrative or court proceedings for the assessment, adjustment or collection of Taxes specifically relating to the Business, and none of the Sellers nor any of the Transferred Entities has received, within the past five years, any written notice of any claims, actions, suits, proceedings or investigations for the assessment, adjustment or collection of Taxes specifically relating to the Business that have not been withdrawn, settled or paid in full.

                   (d)     There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or Tax deficiencies specifically relating to the Business.

                   (e)     Sellers, with respect to the Business, and the Transferred Entities are in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local Tax Laws, and foreign Tax Laws.

                   (f)     No claim has been made by a Taxing Authority in a jurisdiction where a Seller or a Transferred Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction with respect to the Business.

                   (g)     (A) None of Sellers nor any of the Transferred Entities with respect to the Business has engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011 -4(b), (B) no Transferred Entity is party to or bound by any Tax allocation, indemnity or sharing agreement or arrangement (except where all other parties to any such agreement or arrangement are Affiliates of Sellers) and (C) no Transferred Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any transaction (including any adjustment pursuant to Section 481(a) of the Code or any comparable provisions of foreign law) the economic benefit of which has been realized prior to the Closing or by virtue of any closing agreement with any Taxing Authority.

                   (h)     Since December 31, 2007, no Transferred Entity has made (other than in the ordinary course of business consistent with past practice) or changed any material Tax election, Tax Return or method of Tax accounting, settled or compromised any material Tax liability, consented to any material claim or assessment relating to Taxes, surrendered any right to claim a refund in a material amount for Taxes, obtained any Tax ruling, waived the statute of limitations for any such material claim or assessment relating to Taxes or agreed to any extension of time with respect to an assessment or deficiency for a material amount of Taxes.

                    (i)     Sellers have Made Available to Purchaser and its representatives all federal and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Sellers or any of the Transferred Entities specifically relating to the Business for the periods beginning after December 31, 2004.

                   (j)     The applicable Seller has wholly owned, directly or indirectly, each Transferred Entity for at least seven (7) years. None of the Transferred Entities has any liability for any Taxes of any Person (except for Affiliates of Seller) as a result of being a member of a consolidated, combined, unitary or affiliated group that includes any other Person or otherwise joining in a fiscal unity, or by reason of transferee or successor liability, whether imposed by Law, contractual arrangement or otherwise.

                   (k)     None of Sellers that is not a United States person within the meaning of Section 7701(a)(30) of the Code is transferring under this Agreement any United States real property interest within the meaning of Sections 897 and 1445 of the Code. None of the Transferred Entities is or has been a passive foreign investment company within the meaning of Section 1296 of the Code.

                   (l)     All documents (other than those which have ceased to have any legal effect) (A) to which any Seller is a party, (B) which relate to the UK Business, (C) in the enforcement of which the Purchaser may be interested and (D) which are required to be stamped or adjudicated in order to be enforceable, have been duly stamped and adjudicated (as the case may be).

                   (m)     None of the Purchased Assets related to the UK Business is a capital item, the input tax on which could be subject to adjustment in accordance with the provisions of Part XV of the UK Value Added Tax Regulations 1995.

                   (n)     Honeywell UK is registered for VAT under VAT No. 452876421.

                   (o)     Honeywell UK has not operated, and has not agreed with any United Kingdom Taxing Authority to operate, any special arrangement (being an arrangement which is not based on relevant legislation or published practice) with respect to Tax relating to the UK Business.

                   (p)     All Purchased Assets located in the United Kingdom will be sold or otherwise transferred by Honeywell UK, none of such assets will be sold by Honeywell and the Purchased Assets of Honeywell UK are less then substantially all of its assets.

          3.8     Intellectual Property.

                   (a)      Section 3.8(a) of the Disclosure Schedule sets forth a true and complete list of the Registered Transferred Intellectual Property. The Registered Transferred Intellectual Property includes all Registered Intellectual Property owned by Sellers and used primarily in the operation of the Business as currently conducted and the Registered Transferred Intellectual Property has not been adjudged invalid or unenforceable.

                   (b)     Sellers own or have rights by a license or sublicense to use all Transferred Intellectual Property subject only to the terms of the license agreements set forth in Section 3.8(b) of the Disclosure Schedule. The Transferred Intellectual Property owned by Sellers is free of any Encumbrances except for Encumbrances that would not result, in the aggregate, in material Liability to the Business or Permitted Encumbrances.

                   (c)     As of the date hereof, to the Knowledge of Honeywell, the conduct of the Business does not infringe or otherwise misappropriate the Intellectual Property of any third Person. As of the date hereof, there are no actions, suits or proceedings pending against Sellers alleging that the conduct of the Business infringes or otherwise misappropriates Intellectual Property of any third Person and, to the Knowledge of Honeywell, no such actions, suits or proceedings are threatened.

                   (d)     Sellers own all right, title and interest to or have a license to use and access all material IT Assets. The IT Assets, in all material respects, operate and perform in accordance with their documentation and functional specifications. The IT Assets that are material to the operation of the Business have not materially malfunctioned or failed within the past three (3) years and, to Honeywell’s Knowledge, do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that materially disrupt or materially and adversely affect the functionality of any IT Assets or other Software or systems (other than periodic down-time experienced by the Business in the ordinary course and ordinary course delays incurred in the implementation of new Software functionality and/or additional memory installation and upgrades).

                   (e)     To the Knowledge of Honeywell no third Person is infringing any Registered Transferred Intellectual Property in any material respect.

                   (f)     For purposes of this Agreement, “Intellectual Property” means all (i) U.S. and foreign patents and applications therefor and all provisional applications, divisionals, reissues, re-examinations, extensions, continuations and continuations-in-part thereof (“Patents”), (ii) U.S. and foreign trademarks, trade dress, service marks, trade names, domain names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith (“Trademarks”), (iii) U.S. and foreign copyright, whether registered or unregistered, and pending applications to register the same, renewals and extensions in connection any such registrations, together with all translations thereof (“Copyrights”), (iv) know-how, (v) trade secrets, and (vi) mask works, utility and industrial models and applications therefor.

          3.9     Legal Proceedings. As of the date hereof, there are no actions, suits, investigations or proceedings pending against or, to the Knowledge of Honeywell, threatened against, any Seller relating to the Business, any Transferred Entity or any of the Purchased Assets by or before any Governmental Authority that are reasonably likely to result in monetary damages in excess of $500,000 or which seek equitable relief by or against any Seller relating to the Business, any Transferred Entity or any of the Purchased Assets. Since December 31, 2005 to the date hereof, no Seller (as it relates to the Business), any Transferred Entity or any of the Purchased Assets have been subject to any material Governmental Order, and to the Knowledge of Honeywell, there are no such material Governmental Orders threatened to be imposed. Since December 31, 2005 to the date hereof, there have been no formal or informal material governmental inquiries or investigations or internal material investigations or whistle-blower complaints pending or, to the Knowledge of Honeywell, threatened relating to, affecting or involving the Business or which could affect the legality, validity or enforceability of this Agreement, any other Transaction Document or the consummation of the transactions contemplated hereby and thereby. This representation and warranty does not apply to environmental matters, which are the subject of Section 3.11, or Intellectual Property matters, which are the subject of Section 3.8.

        3.10     Compliance with Laws; Permits.

                   (a)     Since December 31, 2005, the Business has been conducted and continues to be conducted in compliance in all material respects with all Laws and Governmental Orders applicable to the Business, any Seller (as it relates to the Business), any Transferred Entity or any of the Purchased Assets, and no Seller or any Transferred Entity has received to the Knowledge of Honeywell, any written notice of any material violation or alleged material violation of any such Law or Governmental Order.

                   (b)     Without limiting the generality of Section 3.10(a), all exports and “deemed exports” for the Business have been made in all material respects in accordance with U.S. export controls rules (including the Export Administration Regulations and the International Traffic in Arms Regulations), and, to the Knowledge of Honeywell, no investigation has been initiated by any Governmental Authority that is currently pending or threatened in connection with any export transaction or relating to any audit, examination or investigation of any export activities of the Business except as would not result, in the aggregate, in material Liability to the Business or would result in any suspension of any activities of the Business that would be material to the Business. The Business is not subject to any Governmental Order, nor to the Knowledge of Honeywell is any Governmental Order threatened, that would bar it from exporting or otherwise limit its exporting activities as currently conducted, and there is no unresolved investigation or unpaid fine or penalty assessed by any Governmental Authority arising out of or related to the export transactions of the Business except as would not result, in the aggregate, in material Liability to the Business or would result in any suspension of any activities of the Business that would be material to the Business.

                   (c)     Without limiting the generality of Section 3.10(a), no Seller, Transferred Entity or, to the Knowledge of Honeywell, any of their respective directors, officers, agents, representatives or employees (in their capacity as directors, officers, agents, representatives or employees) has, with respect to the Business: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Business; (ii) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; or (iii) made any payment to any customer or supplier of the Seller or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the Business, except as would not result, in the aggregate, in material Liability to the Business.

                   (d)     Sellers and the Transferred Entities have all material Permits that are necessary to the conduct the Business as presently being conducted. Sellers and the Transferred Entities are in compliance with, and for the past three years have been in compliance with, all such material Permits in all material respects. All such material Permits are in full force and effect. To the Knowledge of Honeywell, the Business is not being conducted in material violation or material default of such Permits, and no Seller or any Transferred Entity has received any written notification from any Governmental Authority threatening to revoke any such Permit.

                   (e)     Notwithstanding the foregoing, the representations and warranties contained in this Section 3.10 do not apply to Taxes, Intellectual Property, Environmental Laws, employee, labor and benefit plan matters, which subject matters are covered in their entirety and exclusively under Sections 3.7, 3.8, 3.11, 3.12 and 3.18, respectively.

        3.11     Environmental Matters.

                   (a)     Sellers, in connection with the Business, and the Transferred Entities are, and for the past four (4) years have been, in compliance with applicable Environmental Laws and Environmental Permits in all material respects and all past non-compliance has been resolved without any ongoing obligations to any Governmental Authority or capital costs that have not been incurred or accrued and set forth in the Interim Statement of Net Assets.

                   (b)     As of the date hereof, there is no Environmental Claim pending or, to the Knowledge of Honeywell, threatened against any Seller or Transferred Entity that specifically relates to the Business that would result in material Liability to the Business.

                   (c)     There is no condition on any Leased Real Property for which any Seller or Transferred Entity has an obligation to undertake any material Remedial Action pursuant to Environmental Laws or that would be expected to result in material Liability to the Business. There are no Materials of Environmental Concern present on, in, under or migrating from or, to the Knowledge of Honeywell, to the Leased Real Property, except as may be present at or used at the Leased Real Property in the ordinary course of business (including any building materials or equipment that may contain Materials of Environmental Concern that have not been Released to the environment and that are maintained in accordance with applicable Environmental Laws), and no disposal, Release or treatment of Materials of Environmental Concern has occurred from, on, in or under the Leased Real Property during the lease of such property by any Seller or any Transferred Entity, in each case, that would be expected to result in material Liability to the Business.

                   (d)     No Transferred Entity has engaged in the disposal, Release or treatment of Materials of Environmental Concern that would be expected to result in material Liability to the Business.

                   (e)     No Transferred Entity is conducting any Remedial Action relating to any Release or threatened Release, and no Seller is conducting any Remedial Action relating to any Release or threatened Release at the Leased Real Property or relating to the operations of the Business, in each case, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law or Environmental Permit.

                   (f)     None of the Leased Real Property is listed or, to the Knowledge of Honeywell, is proposed for listing or, to the Knowledge of Honeywell, adjoins any other property that is listed or proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under the federal Comprehensive Environmental Response, Compensation, and Liability Act or any analogous federal, state or local list.

                   (g)     Sellers have Made Available to Purchaser copies of (i) any environmental assessment or audit reports or other similar studies or analyses relating to the Business or the Leased Real Property, and (ii) all insurance policies issued at any time that may provide coverage to Sellers or the Business for environmental matters.

                   (h)     Except as set forth in Section 3.11 of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any Remedial Action or notice to or consent of Governmental Authorities or third parties pursuant to any applicable Environmental Law or Environmental Permit.

For purposes of this Agreement, (i) “Environmental Claims” means any claim, cause of action, investigation, proceeding, consent order, consent agreement, or notice by any person or entity alleging potential Liability arising out of, based on or resulting from (A) the presence, or release into the environment of, or exposure to, any Material of Environmental Concern at any location, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, (ii) “Environmental Laws” means all federal, interstate, state, local and foreign Laws relating to pollution or protection of human health, safety, the environment or natural resources damages, including Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, discharge, generation, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) “Materials of Environmental Concern” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601, et seq.); any “hazardous waste” as that term is defined in the Solid Waste Disposal Act (42 U.S.C. § 6901, et seq.); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801, et seq.), as amended (including as those terms are further defined in rules or regulations promulgated pursuant to the foregoing statutes), and including without limitation any petroleum product, breakdown product or byproduct, solvent, radioactive material, toxic mold or asbestos, (iv) “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Materials of Environmental Concern into the environment, (v) “Remedial Action” means all action to (A) clean up, remove, treat or handle in any other way Materials of Environmental Concern in the environment; (B) restore or reclaim the environment or natural resources, including the payment of natural resource damages; (C) prevent the Release of Materials of Environmental Concern so that they do not migrate, endanger or threaten to endanger public health or the environment, except for actions taken in the ordinary course of business to prevent the Release of Materials of Environmental Concern as they are used or stored in the ordinary course of business; or (D) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any Leased Real Property, and (vi) “Environmental Permit” means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

        3.12     Employee Matters and Benefit Plans.

                   (a)     Each material employment, deferred compensation, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, bonus, tuition reimbursement, pension, savings, profit-sharing, retirement, medical, vacation, retiree medical, dental, life, disability, death benefit, group insurance, severance pay plan, other material agreement (including any severance, change in control or similar agreement) or material fringe benefit plan or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA) that is maintained or sponsored by a Seller or a Transferred Entity and that affects or covers any Employee in the United States Business (other than statutory plans) has been listed on Section 3.12(a) of the Disclosure Schedule (each a “U.S. Benefit Plan” and collectively, the “U.S. Benefit Plans”). To the Knowledge of Honeywell, a complete and accurate copy of each U.S. Benefit Plan and the current summary plan description, if any of each U.S. Benefit Plan has been Made Available to Purchaser. Neither the Seller nor any Transferred Entity has any commitment, to create, incur liability with respect to, or cause to exist, any employee benefit plans, programs or arrangements which would constitute U.S. Benefit Plans.

                   (b)     Each material employment, deferred compensation, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, bonus, tuition reimbursement, pension, savings, profit-sharing, retirement, medical, vacation, retiree medical, dental, life, disability, death benefit, group insurance, severance pay plan, other material agreement (including any severance, change in control or similar agreement) or material fringe benefit plan or arrangement that is maintained or sponsored by a Seller or a Transferred Entity and that affects or covers any Employee employed in the Non-United States Business has been listed on Section 3.12(b) of the Disclosure Schedule (other than statutory plans) (each a “Foreign Benefit Plan” and collectively, the “Foreign Benefit Plans”). To the Knowledge of Honeywell, a complete and accurate copy of each Foreign Benefit Plan has been Made Available to Purchaser. Neither the Seller nor any Transferred Entity has any commitment to create, incur liability with respect to, or cause to exist, any employee benefit plan, program or arrangement which would constitute a Foreign Benefit Plan.

                   (c)     Neither Honeywell nor any Affiliate has incurred any liability which reasonably could be expected to subject the Purchaser to any material liability or obligation: (i) under Code Section 412 or Title IV of ERISA with respect to any “single employer plan” (as defined in ERISA Section 4001(a)(15); or (B) under Title IV of ERISA with respect to any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA)).

                   (d)     None of the U.S. Benefits Plans or Foreign Benefit Plans provide for the payment of separation, severance, termination or similar-type benefits to any Employee or obligates Sellers to pay separation, severance, termination or similar-type benefits to any Employee solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control”, within the meaning of such term under Section 280G of the Code.

                   (e)     Neither Honeywell nor any Affiliate has incurred any liability which reasonably could be expected to subject the Purchaser to any material liability or obligation to provide continuing benefits or coverage under any welfare plan (as defined in Section 3(1) of ERISA) for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Section 4980B of the Code or Section 601 (et seq.) of ERISA (“COBRA”) or under any applicable state Law or National Law.

                   (f)     Each U.S. Benefit Plan and Foreign Benefit Plan complies in all material respects with any applicable Law governing such U.S. Benefit Plan or Foreign Benefit Plan, including ERISA and the Code, and is maintained in all material respects in accordance with its terms and the terms of any applicable collective bargaining agreement to the extent consistent with all such requirements of Law.

                   (g)      Section 3.12(g) of the Disclosure Schedule lists, as of the date hereof, all employees of the Business and designates those employees employed by a Transferred Entity.

                   (h)      Section 3.12(h) of the Disclosure Schedule lists the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Business within the United States during the 90-day period prior to the date hereof, together with the date of each such employment loss. With respect to each such “employment loss,” the Sellers complied in all material respects with the notice requirements contained in the WARN Act.

        3.13     Material Contracts.

                   (a)     Except as set forth in Section 3.13 of the Disclosure Schedule, as of the date hereof, there are no Contracts included in the Purchased Assets (i) containing covenants that limit or purport to limit the ability of a Seller or Transferred Entity to compete in any line of business or with any Person, industry or geographical area or during any period of time, that relates to the Business; (ii) which expressly creates a partnership or joint venture or similar arrangement that relates to the operation of the Business; (iii) for the sale or exclusive license of any material assets of the Business other than Inventory or Products or for the furnishing of services by a Seller or Transferred Entity other than in the ordinary course of business consistent with past practice; (iv) which is a collective bargaining agreement, employee association agreement or other agreement with any labor union, employee representative group, works council or similar collection of employees; (v) between or among a Seller or Transferred Entity, on the one hand, and one or more Affiliates of a Seller (other than another Seller or Transferred Entity), on the other hand; (vi) under which the Business has made payments in excess of $2,000,000 in the last fiscal year or anticipate making payments in excess of $2,000,000 in the current fiscal year (other than purchase orders or invoices entered into in the ordinary course of business and ordinary course trade payables and trade receivables negotiated on an arms’ length basis); (vii) involves the sale, development, use or license of any Intellectual Property that is primarily used in the conduct of and material to the Business other than non-exclusive licenses entered into in the ordinary course of business; (viii) under which the Business received payments in excess of $2,000,000 in the last fiscal year or anticipates receiving payments in excess of $2,000,000 in the current fiscal year (other than sales orders or invoices entered into in the ordinary course of business); or (ix) containing any “take-or-pay” or “requirements” provision requiring any Seller (relating to the Business) or any Transferred Entity to make a minimum payment for or purchase a minimum quantity of goods and services from third party suppliers irrespective of usage, except for Contracts under this clause (ix) which require payments by or to the Business of less than $1,000,000 per annum. Each such contract described in clauses (i)-(ix) is referred to herein as a “Material Contract.”

                   (b)     As of the date hereof (i) Each Seller and Transferred Entity is not in material breach of or default under any Material Contract to which such Seller or Transferred Entity is a party and, to the Knowledge of Honeywell, no other party to any Material Contract is in breach thereof or default thereunder, (ii) o the Knowledge of Honeywell, neither any Seller nor any Transferred Entity has received any written notice or claim of material default under any Material Contract or, as of the date of this Agreement, any written notice of an intention to terminate or challenge the validity or enforceability of any Material Contract and to the Knowledge of Honeywell, no such action is threatened, and (iii) to the Knowledge of Honeywell, no event has occurred that, with or without notice or lapse of time or both, would result in a material breach or default under any Material Contract by Honeywell. Sellers have Made Available to Purchaser true and complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof. Sellers have not posted any surety bond or letter of credit with respect to the Business.

                   (c)     Each Material Contract is valid and binding on the applicable Seller and/or Transferred Entity and, to the Knowledge of Sellers, on the other parties thereto subject to the Enforceability Exceptions.

        3.14     Customers and Suppliers. Section 3.14 of the Disclosure Schedule sets forth a true and complete list of (a) the top 15 third party customers of the Business (by revenue) during the last fiscal year and for the current fiscal year to March 29 (the “Key Customers”), and (b) the top 10 suppliers of the Business during the last fiscal year and for the current fiscal year to March 29 (the “Key Suppliers”). Since December 31, 2007 to the date hereof, no Key Customer or Key Supplier has canceled or otherwise terminated its relationship with the Business, and, to the Knowledge of Honeywell, the Business has not received any written notice from any Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to terminate or materially adversely modify its relationship with the Business. Since December 31, 2007 to the date hereof, Sellers have not granted any price decreases or rebates to any Key Customer, other than in the ordinary course of business consistent with past practice.

        3.15     Real Properties.

                   (a)     Except with respect to certain of the Shared Real Property, which are partially held for use in the Business and is addressed in the Transition Services Agreement, Sellers and the Transferred Entities do not own any real property used or held for use primarily in the conduct of the Business as it is currently being conducted. None of the Purchased Assets and none of the assets of Transferred Entities consists of owned real property.

                   (b)     With respect to each Assumed Real Property Lease or any lease listed on Schedule 1.3(c), (i) such lease is in full force and effect, (ii) neither any Seller or Transferred Entity nor, to the Knowledge of Honeywell, the landlord under such lease is in material default thereunder, and (iii) to the Knowledge of Honeywell, no condition exists which with notice or lapse of time or both would constitute a material default by any Seller or Transferred Entity under such lease.

        3.16     Title to Personal Property and Inventory.

                   (a)     A Seller or Transferred Entity, as the case may be, has good and valid title to all owned Personal Property and Inventory, free and clear of any Encumbrances, other than Permitted Encumbrances.

                   (b)     Subject to amounts reserved therefor on the Interim Statement of Net Assets or as described in the Specified Accounting Policies, the values at which all Inventories are carried on the Interim Statement of Net Assets reflect the historical inventory valuation policy of the Business of stating such Inventories at the lower of cost (as determined on an actual lot basis) or market value. The Inventories do not consist of any items held on consignment. No clearance or extraordinary sale of the Inventories has been conducted since December 31, 2007. Net of reserves in the Financial Statements and Marketing Interim Statements, the Inventories are, in all material respects, in good condition.

                   (c)     Items of Inventory purchased by Sellers or the Transferred Entities since January 1, 2000 are, in all material respects, (i) factory new, (ii) duly certified by the original factory manufacturer with all manufacturer certifications obtained or available and test reports where required by a customer, (iii) in the case of Inventories to be sold to aerospace or defense customers, fully traceable to the manufacturer and (iv) in conformity in all material respects with applicable industry standards or regulations set forth by Law, by relevant Governmental Authorities or by the relevant customer Contract to which such Inventories relate, and in the case of Inventories to be sold to defense aerospace customers, in compliance with any applicable Department of Defense rules and regulations (including the Federal Acquisition Regulation and the Defense Federal Acquisition Regulation Supplement) incorporated into Contracts awarded prior to the date hereof or with Federal Aviation Administration rules and regulations.

        3.17     Sufficiency of Assets. Except for the assets and services to be made available pursuant to the Transition Services Agreement, the Intellectual Property License Agreement and the Supply Agreement, the Retained Interests and the assets and services set forth on Section 3.17 of the Disclosure Schedule, the Purchased Assets constitute all the assets primarily used in the Business and necessary for the continued conduct of the Business as currently conducted in all material respects. Sellers have caused the Personal Property to be maintained in all material respects in accordance with good business practice, and all the Personal Property is, in the aggregate, in good operating condition and repair in all material respects (ordinary wear and tear excepted). Since December 31, 2007 to the date hereof, the Sellers have not suffered any casualty loss or damage with respect to tangible Purchased Assets which in the aggregate have a replacement cost of more than $1,000,000, whether or not such loss or damage shall have been covered by insurance

        3.18     Labor.

                   (a)     Except, with respect to national collective bargaining agreements and European work councils, there are no collective bargaining agreements or any other labor-related agreements with any labor union or labor organization applicable to employees of the Business nor is any such agreement currently being negotiated. From May 31, 2007 through (but not including) the date hereof, no union or association has been certified or recognized, or brought any proceeding or petition seeking certification, as the collective bargaining representative of any Employees, or, to the Knowledge of the Sellers, has attempted to engage in negotiations regarding terms and conditions of employment of any Employees.

                   (b)     No work stoppage involving the Business is pending or, to the Knowledge of Honeywell, threatened by any labor dispute which would result in material Liability to the Business; and

                   (c)     The Business is in compliance in all material respects with all Labor Laws.

        3.19     Insurance. Section 3.19 of the Disclosure Schedule sets forth a list of all current material insurance policies carried by or for the benefit of Sellers relating to the Business and/or the Purchased Assets as of the date hereof (collectively the “Insurance Policies”). Sellers have Made Available to Purchaser complete copies of, or true and complete summaries of the material terms of, all Insurance Policies. To the Knowledge of Honeywell, all Insurance Policies are in full force and effect and the applicable insured parties have complied in all material respects with the provisions of such policies. To the Knowledge of Honeywell, neither any Seller, any Transferred Entity nor their respective Subsidiaries has received: (a) any written notice regarding the cancellation or invalidation of any of the existing Insurance Policies or regarding any actual or possible adjustment in the amount of the premiums or deductibles payable with respect to any such policies; or (b) any written notice regarding any refusal of coverage under, or any rejection of any claim under, any such policies. The insurance policies carried by or for the benefit of Honeywell and the Business are specifically noted in Section 3.19 of the Disclosure Schedule (collectively, the “Parent Insurances”), which, for the avoidance of doubt, do not include any captive insurance policies carried by or for the benefit of Honeywell and the Business.

        3.20     Finder’s Fee. Except for fees payable to JP Morgan and other fees for which Honeywell will be exclusively responsible, Sellers and the Transferred Entities have not incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement or the Transaction Documents.

        3.21     Warranties. Set forth in Section 3.21 of the Disclosure Schedule is a true and correct copy of the terms of the standard warranties provided by Sellers or the Transferred Entities with respect to Products sold in connection with the Business as of the date hereof. No Seller or Transferred Entity has provided any warranty with respect to Products sold in connection with the Business that materially deviates from the standard warranties set forth in Section 3.21 of the Disclosure Schedule. There are no claims pending or, to Honeywell’s Knowledge, threatened against any Seller or Transferred Entity with respect to the quality of or absence of defects in such Products or services that would be expected to result in a material Liability.

        3.22     Product Liability. Since December 31, 2006, no Seller or any Transferred Entity has incurred any material Liability arising out of any Product Liability Claim or any Product Recall with respect to any Product distributed or sold by the Business.

          3.23     Related Parties Transactions. None of Sellers’ Affiliates owns, utilizes or has an interest in any material assets of, performs any material services for, or on behalf of, the Business.

          3.24     Receivables. Set forth in Section 3.24 of the Disclosure Schedule is an aged list of the Receivables as of the date of the Interim Statement of Net Assets. Except to the extent, if any, reserved for on the Interim Statement of Net Assets or in the accounting records of the Business, all Receivables reflected on the Interim Statement of Net Assets arose from, and the Receivables existing as of the Closing will have arisen from, the sale of Inventory or services in the ordinary course of business consistent with past practice and, except as reserved against on the Interim Statement of Net Assets or in the accounting records of the Business, to the Knowledge of Honeywell, constitute or will constitute, as the case may be, only valid, undisputed claims of a Seller or Transferred Entity not subject to valid claims of setoff or other defenses or counterclaims other than normal cash discounts and penalties associated with nonconforming or late deliveries under customer Contracts, in each case accrued in the ordinary course of business consistent with past practice. A summary of such penalties incurred between January 1, 2008 and May 31, 2008, and the Business’s accounting treatment for such items, is set forth in Section 3.24 of the Disclosure Schedule.

          3.25     Investment Purpose. Sellers are accepting the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of federal securities laws.

          3.26     Status of Shares; Limitations on Transfer and Other Restrictions. Sellers acknowledge and understand that (i) the Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities Laws (other than in accordance with the Stockholder Agreement) and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (ii) such exemption depends in part upon, and such Shares are being sold in reliance on, the representations and warranties set forth in this Article III, (iii) Sellers may have to bear the economic risk of all or a portion of the Shares for an indefinite period of time because the Shares must be held indefinitely unless subsequently registered under the Securities Act and applicable state securities Laws or unless an exemption from such registration is available, (iv) the Shares will be subject to certain restrictions on transfer, as set forth in the Stockholder Agreement, and (v) a restrictive legend in the form set forth in the Stockholder Agreement shall be placed on all certificates evidencing the Shares.

          3.27     Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III and the Disclosure Schedule, Honeywell and Sellers do not make any representation or warranty, express or implied, at law or in equity, with respect to the Business or the past, present or future condition of any of its assets, Liabilities or operations, or the past, current or future profitability or performance, individually or in the aggregate, of the Business or any other matter, and Honeywell and each Seller specifically disclaims any such other representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby represents and warrants to Sellers that, except as set forth on the disclosure schedule delivered by Purchaser to Honeywell concurrently herewith (the “Purchaser Disclosure Schedule”; which Purchaser Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections of this Article IV, and any information disclosed in any such section of the Purchaser Disclosure Schedule shall be deemed to be disclosed only for purposes of the corresponding section of this Article IV, unless it is reasonably apparent on the face of the disclosure contained in such section of the Purchaser Disclosure Schedule that such disclosure is applicable to another section of this Article IV):

          4.1     Corporate Status. Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Purchaser (a) has all requisite power and authority to carry on its business as it is now being conducted, and (b) is duly qualified or otherwise authorized to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified or otherwise authorized, except where the failure to have to be so qualified or otherwise authorized would not have a Purchaser Material Adverse Effect.

          4.2     Authority. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and no other corporate proceeding on the part of the Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution each of the Transaction Documents shall have been, duly executed and delivered by Purchaser, and, assuming due authorization and delivery by Sellers, this Agreement constitutes, and upon their execution each of the Transaction Documents shall constitute, a valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to the Enforceability Exceptions.

          4.3     No Conflict; Required Filings.

                   (a)     Except as provided in Section 5.5(a) with respect to the HSR Act and required foreign antitrust filings and/or notices, the execution and delivery of this Agreement and the Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both), conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any material Encumbrance upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of incorporation, by-laws or other organizational or governing documents of Purchaser, (ii) any material Contract to which Purchaser is party or by which it is bound or (iii) any Governmental Order or, subject to the matters described in Section 4.3(b), Law applicable to Purchaser or its property or assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, defaults, rights or Encumbrances that would not have a Purchaser Material Adverse Effect.

                   (b)     Except as provided in Section 5.5(a) with respect to the HSR Act and required foreign antitrust filings and/or notices, no material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement, the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or result in a Purchaser Material Adverse Effect.

          4.4     Legal Proceedings. There are no claims, actions, suits, investigations or proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, their businesses or any of their respective properties before any Governmental Authority properties which could affect the legality, validity or enforceability of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, or that seek or are reasonably likely to result in monetary damages or which seek equitable relief by or against Purchaser or any of its Affiliates or any of their respective properties, except as would not have a Purchaser Material Adverse Effect. Since December 31, 2005, Purchaser or its Affiliates have not been subject to any Governmental Order, and to the Knowledge of Purchaser, there are no such Governmental Orders threatened to be imposed, which in either case would have a Purchaser Material Adverse Effect. Since December 31, 2005, there have been no formal or informal material governmental inquiries or investigations or internal investigations or whistle-blower complaints pending against or, to the Knowledge of Purchaser, threatened relating to, affecting or involving Purchaser’s business which would have a Purchaser Material Adverse Effect.

          4.5     Sufficient Funds. The Purchaser will, on the Closing Date have sufficient funds to enable it to pay the Purchase Price at the Closing as contemplated herein. Immediately following the Closing after giving effect to the transactions contemplated hereby, the Purchaser will be Solvent. As used herein, “Solvent” means with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

          4.6     No Reliance.

                   (a)     Purchaser is an informed and sophisticated purchaser and has engaged expert advisors who are experienced in the evaluation and purchase of the Purchased Assets, and has had such access to the personnel and properties of Sellers and the Transferred Entities (but only in so far as it relates to the Business) as it deems necessary and appropriate to make such evaluation and purchase.

                   (b)     Purchaser acknowledges that it has conducted, to its satisfaction, an independent investigation and has agreed to purchase the Purchased Assets based on its own inspection, examination and determination with respect to all matters and without reliance upon any representations, warranties, communications or disclosures of any nature other than those expressly set forth in Article III of this Agreement and has had full and complete access to the assets, properties and employees of the Business.

                   (c)     Without limiting the generality of the foregoing, Purchaser, in entering into this Agreement, is relying solely on the representations and warranties set forth in this Agreement and, except as expressly set forth in Article III of this Agreement (as modified by the Disclosure Schedule), neither Honeywell nor any Seller makes any representation or warranty, express or implied, at law or in equity, with respect to, and Purchaser expressly disclaims any reliance on, (i) any information, written or oral and in any form provided or Made Available (whether before or after the date hereof) to it or any of its agents, advisors, employees or representatives, including, without limitation, in “data rooms” (including on-line data rooms), management presentations, functional “break-out” discussions, oral or written responses to questions submitted on behalf of it or other communications between it or any of its agents, advisors, employees or representatives, on the one hand, and Honeywell or any of its agents, advisors, employees or representatives, on the other hand, or on the accuracy or completeness of any such information; (ii) any projections, estimates, business plans or budgets delivered to or Made Available to it or any of its agents, advisors, employees or representatives, or which is Made Available to it or any of its agents, advisors, employees or representatives after the date hereof, or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business; (iii) the condition of any of the Purchased Assets being transferred hereunder, which Purchaser is purchasing on an “AS IS, WITH ALL FAULTS” basis without any warranties or guarantees of any kind, express or implied, from any Honeywell or any Seller (including any warranties as merchantability, suitability or fitness for a particular purpose); (iv) the operation of the Business by Purchaser after Closing in any manner; or (v) the probable success or profitability of the ownership, use or operation of the Business by Purchaser after the Closing.

          4.7     Finder’s Fee. Except for fees payable to JPMorgan Chase Bank, N.A., UBS Loan Finance LLC, Credit Suisse (Cayman Islands Branch), J.P. Morgan Securities Inc., UBS Securities LLC and Credit Suisse Securities (USA) LLC and other fees, in each case for which Purchaser will be exclusively responsible, Purchaser has not incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement or the Transaction Documents.

          4.8     SEC Filings; Financial Statements.

                   (a)     Purchaser has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2006 (collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There are no SEC staff comments with respect to the Purchaser’s public filings that have not been made publicly available.

                   (b)     Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Purchaser SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10 Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not be material in amount).

                   (c)     The Internal Controls utilized by Purchaser are designed to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements. To the Knowledge of Purchaser, there are no material weaknesses or significant deficiencies in the design or operations of the Internal Controls utilized by Purchaser. Purchaser has implemented disclosure controls and procedures designed to ensure that material information relating to Purchaser and its consolidated Subsidiaries is made known to Purchaser’s management by others within Purchaser and its consolidated Subsidiaries.

          4.9     Financing. Purchaser has delivered to the Company a complete executed copy of the debt commitment letter (together with a copy of the fee letter) relating to the financing contemplated by such debt commitment letter, redacted to remove all pricing fees and other financial information (but retaining any non-financial “market flex” terms) (such copy being the “Redacted Fee Letter”), dated as of the date hereof, by and among JPMorgan Chase Bank, N.A., UBS Loan Finance LLC, Credit Suisse (Cayman Islands Branch), J.P. Morgan Securities Inc., UBS Securities LLC and Credit Suisse Securities (USA) LLC and Purchaser, pursuant to which the Initial Lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing to Purchaser (up to an aggregate amount of $1,550,000,000) in connection with the transactions provided for herein (the “Debt Commitment Letter”). The Debt Commitment Letter has not been amended or modified prior to the date hereof and the respective commitments contained in the Debt Commitment Letter have not been reduced, withdrawn or rescinded prior to the date hereof. The Debt Commitment Letter constitutes the legal, valid and binding obligations of the Purchaser and, to the Knowledge of Purchaser, the other parties thereto. The Debt Commitment Letter is subject to no contingencies or conditions of any kind whatsoever related to the funding of the full amount of the financing set forth in the Debt Commitment Letter (including any “flex provisions”), other than as set forth in the executed copies thereof Made Available to Sellers, including in the Redacted Fee Letter. No event has occurred which, with or without notice, lapse of time or both, would result in a breach or violation or constitute a default on the part of Purchaser under any term or condition of the Debt Commitment Letter. Purchaser has fully paid any and all commitment fees and other fees required by the Debt Commitment Letter to be paid as of the date hereof and has sufficient available funds to pay any commitment fees, funding fees and all other fees required by the Debt Commitment Letter to be paid on or prior to Closing. There are no conditions to funding the Financing contained in the fee letter other payment of applicable fees in connection with the Financing. Subject to the terms and conditions of the Debt Commitment Letter set forth therein and this Agreement, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Commitment Letter would provide Purchaser with financing sufficient to consummate the Closing according to the terms of the Agreement, including payment of the Purchase Price and payment of all related fees and expenses.

         4.10     Absence of Certain Changes.

                    (a)     Except as required by this Agreement and the other Transaction Documents, since December 31, 2007 to the date hereof, Purchaser has operated its business in the ordinary course of business consistent with past practice in all material respects, and Purchaser has not (but only as it related to its business):

                             (i)     adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization of the Purchaser’s business;

                             (ii)     entered into or consummated any material acquisition of the business, stock, assets or other properties of any other Person, or any material divestiture, joint venture or other material business transaction outside the ordinary course of business.

                             (iii)     made any accounting changes except as required by GAAP or other body of recognized accounting principles employed by Purchaser in keeping its books and records;

                             (iv)     changed the organizational documents of Purchaser, or changed the authorized or issued capital stock of Purchaser (except for the issuance of shares capital stock of Purchaser issuable pursuant to options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character obligating Purchaser to issue any shares capital stock of Purchaser outstanding on the date hereof);

                             (v)      failed to keep in full force and effect without material modification any existing policies or binders of insurance maintained in respect of the Purchaser’s business;

                             (vi)      amended, terminated, cancelled or compromised any material claims of Purchaser (related to the Purchaser’s business) or waived any other rights of substantial value to Purchaser (related to the Purchaser’s business); or

                             (vii)      agreed, whether in writing or otherwise, to take any of the actions specified in this Section 4.10(a), except as expressly contemplated by this Agreement and the other Transaction Documents.

                    (b)     Since December 31, 2007, except as expressly contemplated by this Agreement, or specifically disclosed in any Purchaser SEC Report filed since December 31, 2007 and prior to the date of this Agreement, there has not been any Purchaser Material Adverse Effect.

          4.11     Compliance with Laws. Except as would not have a Purchaser Material Adverse Effect, since December 31, 2005, (a) Purchaser’s business has been conducted and continues to be in compliance in all material respects with all Laws and Governmental Orders applicable to Purchaser and its business, and (b) Purchaser has not received, to the Knowledge of Purchaser, any written notice of any violation or alleged violation of any such Law or Governmental Order.

          4.12     Valid Issuance of Shares. The Shares comprising the Stock Consideration that will be issued to Sellers at Closing have been duly authorized, fully paid and are nonassessable and will be issued in compliance with all applicable federal and state securities laws. There is no outstanding option, warrant, right (including conversion and preemptive rights and rights of first refusal) of any Person with respect to the Shares. The Shares comprising the Stock Consideration will have been approved for listing on NASDAQ, subject to official notice of issuance, prior to Closing.

          4.13     Vote Required. No vote of any holders of any class or series of capital stock of or other equity interests in Purchaser is necessary to approve the issuance of the Shares.

          4.14     Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article IV, Purchaser made no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its Subsidiaries, its businesses or financial condition or any of its assets, liabilities or operations or any other matter, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V
CERTAIN COVENANTS

          5.1     Conduct of Business. During the period from the date hereof until the Closing or earlier termination of this Agreement, except (i) as otherwise contemplated by this Agreement, (ii) as consented to in writing by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, provided that failure by Purchaser to respond to any request for consent within 5 business days of receiving such request shall be deemed to constitute consent, and (iii) as set forth in Schedule 5.1, Sellers shall cause the Transferred Entities to:

                   (a)     conduct the Business and utilize the Purchased Assets in all material respects in the ordinary course of business;

                   (b)     use their commercially reasonable efforts consistent with past practices to maintain the Business intact, to retain their employees, and to preserve the good relations of their suppliers, customers and others with whom they have business relations (it being agreed that nothing herein shall prohibit Sellers or the Transferred Entities from involuntarily terminating the employment of any employee with a salary band designation below “Band 4” if a Seller or Transferred Entity deems it appropriate under the circumstances to do so;

                   (c)     refrain from making or granting any general wage or salary increase or making any increase in the payments of benefits under any bonus, incentive, insurance, deferred compensation, profit sharing, pension or other employee benefit plan or program, in each case other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law;

                   (d)     enter into any Contract that limits or purports to limit the ability of a Seller (or Purchaser following the Closing) or Transferred Entity to compete in any line of business or with any Person, industry or geographical area or during any period of time, that relates to the Business;

                   (e)     not to do any of the things specified in Section 3.6(a); or

                   (f)     notify Purchaser of the occurrence of any event or the existence of any condition which could reasonably be expected to result in a Business Material Adverse Effect.

The foregoing shall not prohibit payment of cash dividends or distributions of cash by any Transferred Entity.

          5.2     Confidentiality; Access to Information.

                   (a)     Purchaser acknowledges that the information being Made Available to it by Honeywell, Sellers and their respective Subsidiaries (or their respective agents or representatives) is subject to the terms of a confidentiality agreement dated April 25, 2007, between Purchaser and Honeywell (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate; provided, however, that Purchaser hereby acknowledges its confidentiality obligations in the Confidentiality Agreement will terminate only with respect to information relating to the Business; and that Purchaser acknowledges that any and all other information provided or Made Available to it by Honeywell, Sellers and their respective Subsidiaries (or their respective agents or representatives) concerning Honeywell and its Subsidiaries will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

                   (b)     From the date hereof until the Closing Date or earlier termination of this Agreement, to the extent permitted by Law, Sellers shall, and shall cause the Transferred Entities to: (i) provide Purchaser and its officers and other representatives and employees with such access to the facilities of the Business and its principal personnel and such books and records pertaining to the Business as Purchaser may reasonably request in writing (including the right to make, at Purchaser’s expense, photocopies) in order to effectuate the transactions contemplated hereby, without charge by Sellers to Purchaser (but otherwise at Purchaser’s expense), provided, however, that certain materials subject to any confidentiality obligations or attorney client privilege have not been and will not be so delivered, and provided further that Purchaser agrees that such access will be requested in writing and exercised during normal business hours and without causing unreasonable interference with the operations of the Business, and (ii) furnish to Purchaser or its representatives, upon reasonable written request, such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Business (or legible copies thereof) as Purchaser may from time to time reasonably request. Purchaser shall not contact any suppliers, customers, landlords and other business relations or employees of the Business without Honeywell’s prior written consent.

          5.3     Publicity. From the date hereof until the Closing or earlier termination of this Agreement, Honeywell and Purchaser shall not, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the reasonable judgment of Honeywell or Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Honeywell or Purchaser lists its securities; provided that, to the extent required by applicable Law or by the rules of any stock exchange, the party intending to make such release or announcement shall use its commercially reasonable best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof and, provided further, that no party shall be required to obtain consent pursuant to this Section 5.3 to the extent any proposed release or announcement is consistent with information that has previously been made public without breach of the obligations under this Section 5.3.

          5.4     Books and Records.

                   (a)     Sellers will use commercially reasonable best efforts to deliver or cause to be delivered to Purchaser at Closing all properties, books, records, Contracts, information and documents in their or their Affiliates’ possession relating primarily to the Business that are part of the Purchased Assets. As soon as is reasonably practicable after the Closing, Sellers will deliver or cause to be delivered to Purchaser any remaining properties, books, records, Contracts, information and documents relating primarily to the Business that are part of the Purchased Assets that are not already in the possession or control of the Purchaser; it being understood that such properties, books, records, Contracts, information and documents described in this subsection (a) shall have been Made Available to Purchaser prior to the Closing Date, provided that certain materials subject to any confidentiality obligations or attorney client privilege have not been so delivered.

                   (b)     Each Seller and Purchaser agree that each of them will preserve and keep the books of accounts, financial and other records held by it relating to the Business (including accountants’ work papers) for a period of seven (7) years from the Closing Date in accordance with their respective corporate records retention policies; provided, however, that prior to disposing of any such records in accordance with such policies (if such records would be disposed of prior to the tenth anniversary of the Closing Date), the applicable party shall provide written notice to the other party of its intent to dispose of such records and shall provide such other party the opportunity to take ownership and possession of such records (at such other party’s sole expense) to the extent they relate to such other party’s business or obligations within 30 days after such notice is delivered. If such other party does not confirm its intention in writing to take ownership and possession of such records within such 30-day period, the party who possesses the records may proceed with the disposition of such records. Sellers and

Purchaser shall make such records, other information relating to the Business, employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of, insurance claims by, legal proceedings against, dispute involving or governmental investigations of any Seller or Purchaser or any of their respective Affiliates, (ii) in order to enable any Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to any Seller, Purchaser or any of their respective Affiliates.

          5.5     Required Approvals; Consents.

                   (a)     Subject to Section 7.4, Sellers and Purchaser shall each use their commercially reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transaction contemplated by this Agreement, including using all commercially reasonable best efforts to obtain all necessary waivers, consents, and approvals, and/or submitting any necessary notices, including those required by the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”) and applicable foreign antitrust Laws. Without limiting the foregoing, each Seller and Purchaser agrees (i) to submit the required HSR Act filing within the tenth (10th) business day after the date of this Agreement and to submit promptly thereafter any filings required by antitrust regulations of other jurisdictions including foreign countries; (ii) to use commercially reasonable best efforts to comply as expeditiously as possible with all lawful requests of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or other governmental competition authorities (the “Antitrust Agencies”) for additional information or documents; (iii) to use commercially reasonable best efforts to cause the expeditious termination of the HSR Act waiting period; (iv) to inform promptly the other parties of any material communications from any Antitrust Agency regarding the transaction contemplated by this Agreement and provide copies to the other party of all correspondence with any Antitrust Agency relating to this Agreement; (v) and to provide promptly to the other parties such information as the other parties may reasonably request in order to enable them to prepare the filings, reports, documents and other materials referred to in this section. Purchaser shall timely pay all fees in connection with any filings with Antitrust Agencies.

                   (b)     Sellers shall give promptly such notices to third parties and use its or their commercially reasonable best efforts (which shall not include any obligation of Sellers to pay any consideration therefor or agree to relinquish or modify any rights in exchange therefor) to obtain the consents listed on Section 3.4(b) of the Disclosure Schedule. Purchaser shall cooperate with Sellers in their efforts to obtain such consents. Purchaser shall pay any costs or expenses in obtaining such consents; provided, however, that Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such consent or to consent to any change in the terms of any agreement or arrangement which Purchaser in its sole discretion may deem adverse to the interests of Purchaser or the Business. Honeywell and Purchaser shall each use their best efforts to take, or cause to be taken, all action and to do , or cause to be done, all things necessary, proper or advisable to cause the closing conditions in Sections 6.6 and 7.6 to be satisfied as expeditiously as possible. In addition, and in any event, after the Closing Purchaser shall use its commercially reasonable best efforts to include the

Business under Purchaser's quality management systems and under Purchaser's separate AC0056 Distributor Holder Approval Status as promptly as practicable.

                   (c)     Without limiting Section 5.5(a), Sellers and Purchaser shall each use their commercially reasonable best efforts to avoid or eliminate each and every impediment under any antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and the Ancillary Agreements so as to enable the Closing to occur as soon as reasonably possible. In furtherance of the foregoing, Purchaser and its Affiliates shall, if necessary or desirable to obtain any required approvals, (A) enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with Antitrust Agencies, or (B) contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement under any applicable antitrust law, provided however that Purchaser shall not be required to take any action that results in a material adverse impact on the value of the Business. From the date of this Agreement through the date of termination of the required waiting period under the HSR Act, Purchaser shall not make any acquisition or agree to make any acquisition or enter into or agree to enter into any joint venture or similar arrangement that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable foreign antitrust Law.

          5.6     Further Action. Sellers and Purchaser shall use their respective commercially reasonable best efforts to take, or cause to be taken, all actions (within their respective control) necessary or appropriate to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, from time to time after the Closing Date, and for no further consideration, Sellers and Purchaser shall execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby, including (i) transferring back to Honeywell or any Seller or its designated Subsidiaries any asset or liability which was not contemplated by this Agreement to be transferred to Purchaser at the Closing but was so transferred at the Closing, (ii) transferring to Purchaser any asset or liability contemplated by this Agreement to be transferred to Purchaser and which was not so transferred at the Closing, and (iii) remitting promptly to Honeywell, any Seller or Purchaser, as the case may be, any cash amounts prior to the Closing Date, in the case of Honeywell or any Seller or Transferred Entity, or on or after the Closing Date, in the case of Purchaser. To the extent there are any Contracts under which benefits accrue to both the Business and to other businesses of the Sellers, the Sellers and Purchaser shall use their respective commercially reasonable best efforts to continue to cause the benefits (and related Liabilities) to be available to the Business or such other businesses in the same manner after the Closing. To the extent that a Contract that was transferred to Purchaser at Closing as a Purchased Asset is necessary to the Sellers’ operation of other businesses in addition to the Business, Purchaser and Sellers shall cooperate in good faith to make available to Sellers the benefits that were necessary to conduct such other businesses prior to the Closing (and related Liabilities) to be available to Sellers in the same manner after the Closing at prices consistent with historical practice of the Business.

          5.7     Expenses. Except as expressly set forth herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses. Except for any VAT payable on the sale of the Purchased Assets relating to the UK Business which shall be governed by Section 5.15(h), all transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated under this Agreement (all such items so incurred (other than VAT governed by Section 5.15(h)) are referred to herein collectively as “Transfer Taxes”), shall be borne 50% by Purchaser and 50% by Sellers. All necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall be filed by the party which is primarily liable for the payment of such Transfer Taxes to the relevant Taxing Authority under applicable Law, or in cases where neither party is so liable, then the Purchaser. Sellers and Purchaser shall cooperate with each other and take actions reasonably requested by the other to permit Transfer Taxes to be paid, and any related Tax Returns to be filed, on a timely basis.

          5.8     Employees and Employee Benefit Plans. This Section 5.8 contains the covenants and agreements of the parties with respect to (i) the status of employment of the employees of Sellers, the Transferred Entities and any Affiliates of the Sellers or Transferred Entities, in each case to the extent employed in the Business as of the Closing Date other than Retained Employees (“Employees”), upon the sale of the Business to Purchaser, and (ii) the employee benefits and employee benefit plans provided or covering such Employees and former employees of the Transferred Entities who terminated employment with the Transferred Entities while employed in the Business or who retired from the Business prior to the Closing Date (“Former Employees”).

                   (a)      United States Employees. This Section 5.8(a) applies to Employees employed as of the Closing Date in the United States Business.

                             (i)      Continuation of Employment; Assumption of Current Liabilities for Employees. Effective as of the Closing Date, Purchaser shall, or shall cause an Affiliate to, offer employment to all salaried and hourly persons who are designated on the records of Sellers as of the Closing Date as Employees with respect to the United States Business, if then actively at work, or on vacation leave, leave of absence, sick leave, short-term (but not long-term) disability leave. Such Employees accepting Purchaser’s or its Affiliate’s offer will become “Transferred US Employees” as of the Effective Time. For those Employees who would otherwise be required to receive offers of employment pursuant to this Section 5.8(a)(i) but who are receiving long-term disability benefits as of the Effective Time, Purchaser shall, or shall cause its Affiliate to, offer employment to each such US Employee to the extent he recovers from his disability and presents himself to Purchaser or such Affiliate for active employment within six months of the Closing Date. Each Employee described in the preceding sentence who accepts Purchaser’s (or its Affiliate’s) offer will become a Transferred US Employee as of the date he returns to work with the Purchaser or its Affiliate. Terms of employment continuation for each Transferred US Employee shall (A) be at the same work location, (B) pay a base wage rate no less than each such Transferred US Employee’s base wage rate in effect immediately prior to the Closing Date, (C) provide an incentive compensation opportunity no less than each such Transferred US Employee’s incentive compensation opportunity in effect immediately prior to the Closing Date for the balance of the year in which the Closing Date occurs and thereafter such incentive compensation opportunity, if any, as is provided to similarly situated employees of Purchaser and its Affiliates, and (D) as of the time the Employees become Transferred US Employees, provide retirement and welfare benefits that are the same as those provided to similarly situated employees of the Purchaser and its Affiliates (“Purchaser’s U.S. Benefit Plans”). The terms and conditions of employment and total compensation and employees benefits of the Transferred US Employees as of the Closing Date shall be, in the aggregate, reasonably comparable to those provided by Sellers immediately prior to the Closing Date. Purchaser shall credit, or shall cause its Affiliates to credit, each Transferred US Employee’s service with Sellers, the Transferred Entities and their respective Affiliates for purposes of eligibility, participation and vesting , but not (except as expressly otherwise provided herein) benefit accrual. Purchaser and its Affiliates shall honor any re-employment rights mandated by applicable Law or by contract of any Employees. Purchaser shall likewise honor and assume all liability for accrued wages, earned but unused current year vacation benefits, entitlements to tuition reimbursements approved, subject to applicable conditions, prior to Closing for courses and programs of study completed after Closing, and bonus entitlement for the portion of the year or performance period ending on the Closing Date for all Transferred US Employees. Nothing in this Agreement shall, or shall be construed to, limit the ability of the Purchaser to terminate the employment of any Transferred US Employee at any time after the Closing Date.

                             (ii)      Severance Protection. If Purchaser or any of its Affiliates terminates the employment of any Transferred US Employee on or before the first anniversary of the Closing Date (including, but not limited to, the termination of any Transferred US Employee because he refuses to accept a work relocation that is greater than fifty (50) miles from his work location as of the Closing Date), Purchaser or its Affiliate shall provide a severance benefit consisting of notice pay, salary continuation and continued insurance coverage that shall be no less than the severance benefit the Transferred US Employee would have received under the terms of a Seller’s, or a Transferred Entity’s severance plan(s), as applicable, in effect on the Closing Date, calculated as though the Transferred US Employee worked continuously (by combining such Transferred US Employee’s service for Sellers and the Transferred Entities and their Affiliates on the one hand, and Purchaser and its Affiliates on the other hand) until his termination date with Purchaser or its Affiliate. Following the twelve month period after the Closing Date, Transferred US Employees shall be entitled to the benefit of such severance plan, policy or practice generally applicable to similarly situated employees of the Purchaser or its Affiliates in effect as of a Transferred Employees date of employment termination; provided that service with Sellers, the Transferred Entities, Purchaser, and their respective Affiliates shall be taken into account in computing the amount of such benefit.

                             (iii)      Cooperation. The United States Business agrees to use reasonable efforts to facilitate the transition of Transferred US Employees to employment with Purchaser or its Affiliate as of the Effective Time or such later time as may be required by Section 5.8(a)(i).

                             (iv)      Savings Plan and Pension Plan.

                                      (A)      Savings Plan. Effective as of the time the Employees become Transferred US Employees, Transferred US Employees shall cease to be eligible to contribute to the Honeywell Savings and Ownership Plan (“Sellers’ Savings Plan”). Effective as of the Closing Date (the “Savings Plan Commencement Date”), Purchaser shall maintain, one or more tax-qualified defined contribution savings plans (“Purchaser’s Savings Plans”) that shall (i) permit immediate participation as of the Savings Plan Commencement Date for the Transferred US Employees who were eligible to participate in Sellers’ Savings Plan as of the day before the Closing Date; (ii) credit all service that was credited under Sellers’ Savings Plan for purposes of the eligibility, vesting and match eligibility requirements of the Purchaser’s Savings Plans; and (iii) provide for tax-deferred contributions pursuant to Section 401(k) of the Code. Notwithstanding the foregoing, Purchaser’s Savings Plan shall not be required to offer participation to any Transferred US Employee prior to the date he becomes a Transferred US Employee.

                                      (B)      Pension Plans. Effective as of the time the Employees become Transferred US Employees, Transferred US Employees shall no longer be eligible to accrue benefits under any defined benefit pension plan sponsored by a Seller (“Sellers’ Pension Plan”). Sellers shall retain all assets and liabilities related to Sellers’ Pension Plan. Notwithstanding the foregoing, but subject to Section 5.8(a)(i), Purchaser and its Affiliates shall have no obligation to establish a tax-qualified defined benefit pension plan for Transferred US Employees.

                             (v)      Employee Welfare Plans. Purchaser or its Affiliates shall, not later than (i) the Closing Date or (ii) such later date on or before December 31, 2008, as defined and agreed to in the Transition Services Agreement for each specific administrative service or employee benefit plan (the “Benefit Transition Date”), provide the Transferred US Employees and their beneficiaries with medical and life insurance, disability, severance, vacation and other welfare benefit plans and programs as Purchaser or its Affiliates shall determine, subject to the requirements of this Section 5.8; provided, however, that except as provided herein, Sellers shall remain solely responsible for liabilities or obligations incurred with respect to each Transferred US Employee or Former Employee and their spouses, dependents and beneficiaries under any of Sellers’ medical and life insurance, disability, severance, vacation and other welfare benefit plans and programs for liabilities or obligations incurred prior to the Closing Date; and provided further, that subject to any specific provision of this Section 5.8 to the contrary, Purchaser and its Affiliates shall be solely responsible for liabilities or obligations incurred with respect to each Transferred US Employee and their spouses, dependents and beneficiaries under any of Sellers', Purchaser’s, or any Transferred Entity’s medical and life insurance, disability, severance, vacation and other welfare benefit plans and programs for liabilities incurred on or after the Closing Date. For purposes of this Section 5.8(a)(v), a liability or obligation shall be deemed to be incurred upon the occurrence of an injury or the diagnosis of an illness and the liability or obligation will include any covered expenses for any related claims or series of related claims giving rise to such liability or obligation, provided that in the case of medical and dental expense being submitted for claim under any flexible spending account plan, a liability or obligation shall be deemed to be incurred only as and when claim for payment of the same is received. Any plans or programs established or maintained by Purchaser or its Affiliates to provide medical and life insurance, disability, cafeteria, flexible spending, dependent care and other similar welfare benefits for the benefit of the Transferred US Employees shall, (i) waive any pre-existing condition limitation or exclusion or any actively-at-work requirement, (ii) give effect, in determining any deductible, copayment and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such Employees with respect to similar plans maintained by the Seller and the Transferred Entities and (iii) recognize credited service with the Seller and the Transferred Entities for the purposes of eligibility and participation. The foregoing shall not require the Purchaser or its Affiliates to establish, continue, or refrain from modifying any particular plan or program, the establishment, continuation or modification of which shall be in the sole discretion of Purchaser or its Affiliates.

                             (vi)      Severance and WARN Act Liability. Purchaser agrees to pay and be responsible for (i) all liability, cost or expense for severance, salary continuation, special bonuses and like costs under Purchaser’s severance pay policies or practices, retention agreements, policies or arrangements and (ii) any payment obligations described in Section 5.8(a)(ii) with respect to any of the Transferred US Employees that arise on or after the Closing Date. Except for Purchaser’s payment obligations assumed by the Purchaser pursuant to Section 5.8(a)(i), Sellers agree to pay and be responsible for all liability, cost or expense, if any, for severance, salary continuation, special bonuses and the like under Sellers’ severance pay plans, retention agreements, employment agreements, policies or arrangements with respect to any of the U.S. Employees that arise before the Closing Date in connection with the consummation of the transactions contemplated by this Agreement or the termination of employment of any such Employee by a Seller. Purchaser agrees to pay and be responsible for all liability, cost, expense and sanctions resulting from any failure to comply with the WARN Act, and the regulations thereunder, in connection with events which occur on or after the Closing Date that relate to the Business. No more than three (3) business days prior to the Closing Date, Section 3.12(h) of the Disclosure Schedule shall be updated as of such date and delivered to Purchaser.

                             (vii)      Worker’s Compensation. Purchaser shall be responsible for the administration and the financial obligation of all worker’s compensation claims with respect to the Transferred US Employees arising out of or relating to occurrences on or after the Closing Date and Sellers shall be responsible for the administration and the financial obligation of all worker’s compensation claims arising out of or relating to occurrences before the Closing Date; provided, however, that the following specific principles shall apply to the following claims:

                                        (A)      Modified Duty. If, prior to the first anniversary of the Closing Date, Purchaser fails to continue to accommodate the modified or alternative work arrangements that are currently in place for each of the Transferred US Employees set forth on Section 5.8(viii)(A) of the Disclosure Schedule (the “Modified Duty Employees”), except if such failure to accommodate is the result of a termination of such Modified Duty Employee’s employment for cause, then Sellers and the Purchaser shall share the applicable worker’s compensation liability, as determined by the applicable worker’s compensation state Law, in proportion to the length of time such Modified Duty Employee was on modified duty with a Seller or Transferred Entity before the Closing Date and Purchaser after the Closing Date. If such failure to accommodate described in the preceding sentence occurs with respect to a Modified Duty Employee following the first anniversary of the Closing Date or if a Modified Duty Employee voluntarily leaves employment at any time for any reason other than an unjustified failure by Purchaser to accommodate, then Sellers shall bear all applicable worker’s compensation liability with respect to such Modified Duty Employee and Purchaser shall not share any of such liability with Sellers.

                                        (B)      Aggravated Injury. In the event that a Transferred US Employee notifies Purchaser after the Closing Date of a worker’s compensation injury that is the result of an aggravation of an injury that occurred prior to the Closing Date, the responsibility for the administration and financial obligation of this claim (i.e., the allocation between Sellers’ worker’s compensation coverage and Purchaser’s worker’s compensation coverage) will be determined by the applicable worker’s compensation Law and is subject to the final interpretation of the appropriate court.

                             (viii)      No Assumption of U.S. Benefit Plans. Neither Purchaser nor its Affiliates nor any Transferred Entity shall assume any U.S. Benefit Plan. Prior to the Closing, to the extent Honeywell deems necessary, Sellers and the Transferred Entities shall cause each Transferred Entity to (i) withdraw from or otherwise terminate its participation under each U.S. Benefit Plan, or (ii) if any U.S. Benefit Plan is maintained or sponsored solely by one or more Transferred Entities, terminate such plan, with such withdrawal or termination of participation or plan termination effective no later than the Benefit Transition Date in the case of plans described in clause (i) and no later than the Closing Date in the case of plans described in clause (ii).

                             (ix)       Vacation. Effective with the date an Employee becomes a Transferred US Employee, Purchaser shall assume liability for any earned but not taken vacation time (with the exception of any grandfathered vacation bank) of the Transferred US Employee. Purchaser shall provide Transferred US Employees with a vacation entitlement that is no less favorable than the entitlement they had immediately prior to the Closing for the period between the Closing and December 31, 2008, and thereafter vacation accrual not less favorable than that provided other similarly situated employees of Purchaser taking into account, to the extent relevant, service with Sellers, the Transferred Entities, Purchaser, and their respective Affiliates in computing the amount of such accrual. Effective with the date an Employee becomes a Transferred Employee, Seller shall pay in full the value of any grandfathered vacation bank to the Transferred US Employee.

                             (x)        Flexible Spending Accounts. Effective as of the Benefit Transition Date, Transferred US Employees shall no longer be eligible to contribute to the health care flexible spending account or accounts sponsored by Sellers except as otherwise provided by and in accordance with COBRA. Effective as of the Benefit Transition Date, the Transferred US Employees shall no longer be eligible to contribute to the dependent care flexible spending accounts sponsored by Sellers (such health and dependent care accounts, “Sellers’ FSAs”). Effective as of the Benefit Transition Date, Purchaser shall establish, modify, or otherwise maintain, or shall cause its Affiliate to establish or maintain, health care and dependent care flexible spending accounts (“Purchaser’s FSAs”) which shall (i) permit immediate participation as of the Benefit Transition Date for all Transferred US Employees who were participating in Sellers’ FSAs as of the day before the Benefit Transition Date, (ii) allow elections of such Transferred US Employees for the plan year beginning before but ending after the Benefit Transition Date, if any, to be honored in full and (iii) accept for reimbursement any claims related to any such plan year and eligible for reimbursement on the basis of participant elections initially made under Sellers' FSAs for such plan year.

                   (b)        Non-US Employees. This Section 5.8(b) applies only to Employees or Former Employees employed as of the Closing Date by, or who terminated employment the Transferred Entities while employed in, the Non-United States Business.

                             (i)         Employment. Each Employee employed by Sellers, the Transferred Entities or any Affiliate in the Non-United States Business, whether hourly or salaried, and who is actively at work on the Closing Date, or who is absent on the Closing Date due to vacation or holiday leave, whether paid or unpaid, shall be referred to as a “Non-US Employee.” Wherever legally permissible, on the Closing Date, Non-US Employees shall become employees of Purchaser or continue to be employees of a Transferred Entity by operation of the applicable Laws or regulations of the jurisdiction in which such employment is located (the “National Laws”, which term shall include local laws implementing EU Directive 2001/23/EC, where applicable) and/or pursuant to the terms of any necessary transfer agreement relating to that jurisdiction. Where such continuation of employment or transfer is not possible in the manner described in the previous sentence, Purchaser shall offer the Non-US Employees employment in accordance with the procedures required by applicable National Laws to effectuate their employment with Purchaser or a Transferred Entity commencing on the Closing Date. Each Non-US Employee who, as of the Closing Date, is employed by, or otherwise has his employment continued with, a Transferred Entity, or who otherwise transfers to the employ of Purchaser or a Transferred Entity pursuant to National Laws or accepts Purchaser’s offer of employment shall be referred to as a “Transferred Non-US Employee.” No provision herein shall impair, deny or limit the right of Purchaser or any of its Affiliates to change the employment terms or to terminate the employment of any Transferred Non-US Employee at any time, to the extent permissible under applicable National Laws.

                             (ii)       Compensation and Benefits. Effective as of the Closing Date, Purchaser or its Affiliates shall provide Transferred Non-US Employees with the same compensation and other terms and conditions of employment and provide benefits that are comparable in the aggregate in terms of value to the employee to the terms and conditions of employment and level of total compensation and employee benefits that are (i) provided under the Transferred Non-US Employee’s employment contract immediately prior to the Closing Date, if applicable, or (ii) if more favorable than the level of compensation and the terms and conditions described in clause (i), required by applicable National Laws.

                             (iii)      Foreign Benefit Plans. “Sellers’ Foreign Benefit Plans” means those Foreign Benefit Plans listed on Section 3.12(b) of the Disclosure Schedule to the extent they cover the Transferred Non-US Employees.

                                      (A)     Except to the extent otherwise required by Law or pursuant to Section 5.8(b)(iii)(B), as of the Closing Date, each Transferred Non-US Employee shall cease to be an active participant in Sellers’ Foreign Benefit Plans which are not Transferred Foreign Benefit Plans as defined in subparagraph (B) below.

                                      (B)     As of the Benefit Transition Date, Purchaser or its Affiliates shall establish or maintain employee benefit plans, programs or arrangements outside of the United States in accordance with Section 5.8(b)(ii) of this Agreement and applicable National Laws that (1) provide benefits that are comparable in the aggregate to the level of employee benefits that are provided under the Transferred Non-US Employee’s employment contract immediately prior to the Closing Date, if applicable, or (2) if more favorable than the level of employee benefits described in subclause (1), provide a level of employee benefits that are required by applicable National Laws (collectively, “Purchaser’s Foreign Benefit Plans”). Sellers will take such steps as are necessary to ensure that those of Sellers’ Foreign Benefit Plans and Sellers’ insurance contracts providing benefits that are maintained exclusively for the benefit of employees of a Transferred Entity who become on the Closing Date Transferred Non-US Employees (inclusive of applicable assets, insurance contracts, property or funds underlying, supporting or otherwise to be used or applied to fund or pay benefits or liabilities under or with respect to such plans) as set forth on Section 5.8(b)(iii) of the Disclosure Schedule (the “Transferred Foreign Benefit Plans”), will be transferred or assigned to Purchaser or its Affiliates (or, in the case of such assets, property or funds, to the applicable plan or plans so established or maintained) no later than the Benefit Transition Date. With respect to any Sellers’ Foreign Benefit Plans that are not transferred to Purchaser as provided in the preceding sentence and to the extent not otherwise required by Law, Sellers and the Transferred Entities shall cause each Transferred Entity to (x) withdraw from or otherwise terminate its participation under such Foreign Benefits Plans or, (y) if any such Sellers’ Foreign Benefits Plan is maintained or sponsored solely by one or more Transferred Entities, terminate such plan, with such withdrawal or termination of participation or plan termination effective no later than the Benefit Transition Date in the case of plans described in clause (x) and no later than the Closing Date in the case of plans described in clause (y).

                                      (C)     Other than those employees who will receive severance benefits pursuant to Section 5.8(b)(iii)(D), Purchaser shall provide each Transferred Non-US Employee with full credit for service with Sellers or the applicable Transferred Entity and Purchaser for purposes of eligibility to participate, and vesting and solely with respect to those Sellers’ Foreign Benefit Plans (inclusive of related asset, contracts, property and funds) that are transferred or assigned to Purchaser, benefit accrual under Purchaser’s Non-US Employee Benefits Plans.

                                      (D)     Notwithstanding the foregoing, Purchaser shall not be obligated to recognize prior service with Sellers as otherwise required by Section 5.8(b)(iii)(C), in the case of each Transferred Non-U.S. Employee employed in the countries listed in

Section 5.8(b)(iii)(D) of the Disclosure Schedule.1 In respect of such Transferred Non-U.S. Employees Purchaser shall directly reimburse the Seller at the Closing Date the total severance amount set out in Section 5.8(b)(iii)(D) of the Disclosure Schedule or, if greater, any severance required by applicable National Laws.

                                      (E)     No provision herein shall impair Purchaser’s ability to amend or terminate any such plan at any time to the extent permissible under applicable National Law.

                             (iv)      Termination and Severance Liabilities. Purchaser shall be responsible for any amounts becoming payable to Transferred Non-US Employees under applicable National Laws, Purchaser’s severance plans or arrangements or any employment contracts as a result of their being dismissed by Purchaser or a Transferred Entity at any time on or after the Closing Date, notwithstanding that such amount is calculated under applicable National Laws, plan, arrangement or employment contract by reference to periods of employment with Sellers or Transferred Entities as well as periods of employment with Purchaser.

                             (v)        Responsibility for Non-US Employees. Except as otherwise set forth herein Purchaser shall assume and thereafter pay, perform and discharge any and all employment, compensation and employee benefit liabilities, responsibilities and obligations with respect to Transferred Non-US Employees, including any and all claims under National Laws, which liabilities, responsibilities and obligations are incurred as the result of incidents, events, acts or failures to act, occurring on or after the Closing Date.

                             (vi)      Employee Refusal to Transfer. Any Non-US Employee lawfully rejecting the transfer to or employment by Purchaser or its Affiliates shall, except as otherwise required by National Laws, remain employed by Sellers; provided, however, that Sellers may terminate such Non-US Employee immediately after Closing, subject to applicable legal constraints, if any, and shall be solely responsible for any severance payment or compensation or other benefit to or with respect to such Non-US Employee. Purchaser shall be responsible for all costs with respect to such terminations to the extent such costs arise as a result of Purchaser’s failure to comply with the obligations set forth in Sections 5.8(b)(i), (ii) and (iii).

                             (vii)     Non-US Employee Communications. Each party to this Agreement shall comply with all obligations under applicable National Laws to provide information to the other parties for onward transmission to Non-US Employees or their representatives and/or to provide such information directly to the Non-US Employees or their representatives. Each party to this Agreement shall comply with all obligations under applicable National Law to inform and/or consult trade unions, works councils or other employee representative bodies in connection with the matters contemplated by this Agreement.

                   (c)         Leased Employees. Prior to the Closing Date, Purchaser shall take steps to enter into an agreement with the provider of subcontract employees to the Business to enable the transfer of such subcontract employees from the related contract of the Seller to a contract of the Purchaser as of the Closing Date. Seller will cooperate with Purchaser to affect this transfer.

          5.9      Intercompany Accounts. Prior to Closing, the Sellers will use commercially reasonable best efforts to cause any amounts related to the Business owed to or by a Seller or Transferred Entity from or to Sellers or other divisions or Affiliates of Sellers to be settled.

          5.10     Non-Solicitation of Employees. Honeywell agrees that from the date hereof through the third anniversary of the Closing Date, without the prior written consent of Purchaser, it will not, directly or indirectly, solicit for employment any Transferred Employee (other than clerical or non-salaried employees) or employ any of the Transferred Employees set forth on Schedule 5.10; provided, however, the foregoing shall not prohibit Honeywell from (a) engaging in the general solicitation (whether by newspaper, trade publication or other periodical or pursuant to the use of an executive search consultant) of employees (or hiring any employees that respond to such general solicitation) so long as such solicitation is not directed specifically at employees of the Business, (b) soliciting or hiring any such employee (other than clerical or non-salaried employees) who has not been employed by Purchaser during the three-month period preceding such solicitation or who was involuntarily terminated by Purchaser, (c) employing its Employees through the Closing Date or (d) employing the Retained Employees after the Closing Date. Purchaser agrees that for the same period and subject to the same exceptions, it will not, directly or indirectly, solicit any Retained Employee or any other Employee who does not become a Transferred US Employee or a Transferred Non-US Employee (other than clerical or non-salaried employees).

          5.11     Non-Competition.

                    (a)     For a period of five (5) years from the Closing Date, each Seller agrees that it will not, and each will cause its controlled Affiliates not to, directly or indirectly, engage in the distribution, marketing or selling of Products or providing related inventory management and warehousing services with respect to the Products, in each case to third party customers in the aerospace industry (a “Competing Business”); provided, however, that nothing in this Section 5.11 shall be deemed to limit in any way the conduct of the Excluded Business or the provision of inventory management or warehousing services to third party customers that include Products in addition to other products or services (provided that the Products are provided to such third party customer pursuant to the Supply Agreement) and such activities and businesses shall be excluded from the definition of Competing Business for all purposes related to this Agreement. The restrictions set forth in this Section 5.11(a) shall not be construed to prohibit or restrict any Seller or any of its controlled Affiliates from acquiring any Person or business that engages in any Competing Business provided that (i) the engagement in such Competing Business does not constitute the principal part of the activities of the Person or business to be acquired (based on total revenues expressed in US dollars or calculated in US dollars utilizing the relevant and then applicable current foreign currency exchange rate, of all sales of such Person or business during the consecutive four (4) full calendar quarters immediately preceding the effective date of acquisition of such Person or business), or (ii) if the Competing Business constitutes in excess of 20% of the revenues of the Person or business acquired, or the revenues of such Competing Business are in excess of $50,000,000 per year, Sellers (A) promptly provide written notice to Purchaser after its acquisition of the Competing Business (the “Acquisition

Notice”) and (B) subject to Section 5.11(b), use their commercially reasonable best efforts to divest that portion of such Person or business that engages in the Competing Business within 12 months after the later of its acquisition of the Competing Business or the expiration of any effort to sell the Competing Business to the Purchaser under Section 5.11(b). Notwithstanding this Section 5.11(a), if the exclusivity provisions of the Supply Agreement or the Intellectual Property License Agreement are suspended or terminated before the fifth anniversary of the Closing Date, Honeywell or any Seller may engage in any activity necessary to replace the services performed by Purchaser under the Supply Agreement or Intellectual Property License Agreement during such suspension or after such termination.

                   (b)     In the event that Sellers are required to divest any Competing Business pursuant to Section 5.11(a), the Acquisition Notice shall constitute an exclusive offer by Sellers to sell such Competing Business to Purchaser at Fair Market Value. Such offer shall remain open and irrevocable until the expiration of 20 Business Days after receipt of such Acquisition Notice (the “Offer Period”). At any time prior to expiration of the Offer Period, Purchaser shall have the right to accept Sellers’ offer by delivering a written notice to Sellers (the “Acceptance Notice”). If Purchaser delivers the Acceptance Notice during the Offer Period, Sellers shall sell the Competing Business to Purchaser at the Fair Market Value on mutually acceptable terms, which terms shall be negotiated in good faith. In the event that (i) Purchaser shall have received an Acquisition Notice from Sellers but Sellers shall not have received an Acceptance Notice prior to expiration of the Offer Period or (ii) Purchaser shall have given an Acceptance Notice to Sellers but shall have failed to purchase the Competing Business within the time frame specified in Section 5.11(a), then nothing in this Section 5.11(b) shall limit the right of Sellers thereafter to sell the Competing Business to a third party. For purposes of this Section 5.11, “Fair Market Value” of the Competing Business shall mean the cash price that an unaffiliated third party would pay to acquire such Competing Business in an arm’s-length transaction, assuming the Sellers are not compelled to divest the Competing Business. To determine the Fair Market Value of such Competing Business, Honeywell and Purchaser shall agree on and designate an investment banking firm of recognized international standing (the “Investment Banking Firm”). The Investment Banking Firm, within 30 days after appointment, shall deliver its final view as to the Fair Market Value of the Competing Business to Honeywell and Purchaser and such final view shall be the price to be paid by the Purchaser for such Competing Business if Purchaser elects to purchase such Competing Business pursuant to Section 5.11(b). Each party shall have the opportunity to share any materials with the Investment Banking Firm containing information regarding the potential Fair Market Value within 21 days after appointment. The Investment Banking Firm shall employ generally accepted valuation methodologies including reviewing precedent transactions in which sellers were not compelled to sell. The Investment Banking Firm shall, among other things, also take into account the value of any applicable tax benefit accruing to the Buyer (if any) as a result of the Transaction as determined by the Investment Banking Firm. The costs and expenses of the Investment Banking Firm shall be shared equally by Honeywell and the Purchaser.

                   (c)     Notwithstanding anything to the contrary in this Agreement, the prohibitions in Section 5.11(a) shall not apply to (i) any businesses or operations of Sellers or any of their Subsidiaries which are transferred to any third party after the date hereof, (ii) any Subsidiaries of any Seller the stock of which is transferred to any third party after the date hereof, (iii) any Affiliate of Sellers who becomes an Affiliate as a result of a change of control of

Honeywell or (iv) any acquisition of securities by any Seller’s pension trust or similar employee benefit plan investment vehicle, provided that any securities acquired shall be held for investment purposes only and such benefit plans comply with the ERISA requirements as to the independence of investment decisions.

                    (d)     Each Seller acknowledges and agrees that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 5.11 may be inadequate and, accordingly, each Seller covenants and agrees that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to seek equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of the provisions of this Section 5.11, as may be available from any court of competent jurisdiction without the need to post bond or any other security. In addition, Sellers and Purchaser agree that the provisions of this Section 5.11 are fair and reasonable in light of Purchaser’s plans for the Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the provisions of this Section 5.11 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then all other provisions of this Section 5.11 shall remain in full force and effect, and the parties hereto agree that such unenforceable provision may be modified by the court so as to comply with applicable Law and that the provisions of this Section 5.11 shall be amended in accordance with said modification.

         5.12     Confidential Information. Each Seller hereby agrees that for a period of five (5) years from the Closing Date it shall hold, and shall cause its controlled Affiliates to hold and maintain the confidentiality of all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information concerning the Business or the Purchased Assets (the “Confidential Information”), and shall not use for the benefit of themselves or others, or disclose or cause or permit to be used or disclosed any of the Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure of Confidential Information is required by Law or appropriate court order and sufficient advance written notice thereof, if reasonably practicable, is provided to Purchaser to permit Purchaser to seek a protective order or other appropriate remedy, provided, however, that the term “Confidential Information” shall not include information that (i) does not relate primarily to the Business, (ii) relates to any Retained Asset, Retained Liability, the Excluded Business or, if applicable, the Retained Interests, (iii) becomes available to any Seller or any of its Affiliates on a non-confidential basis from a source other than Purchaser, (iv) is independently developed by any Seller, any of its Affiliates or their respective employees under circumstances not involving a breach of this Section 5.12, (v) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law after any Seller or any of its Affiliates has exercised its commercially reasonable best efforts to obtain assurances that confidential treatment will be accorded to such information, (vi) is publicly available as of the date of this Agreement, or which becomes publicly available after the date of this Agreement through no fault of any Seller or its Affiliates, (vii) disclosed on a confidential basis to Sellers’ attorneys, accountants, lenders and investment bankers, or (viii) disclosed or used by Sellers or any of their Affiliates to protect or enforce their rights or perform their obligations under this Agreement and the Ancillary Agreements, in connection with tax or other regulatory filings, litigation, financial reporting or other reasonable business purposes, or the conduct of their own businesses if, and to the extent, not otherwise prohibited by Section 5.11. The provisions of this Section 5.12 shall expire on the fifth anniversary of the Closing, provided, however, that if either the Supply Agreement or the Intellectual Property License Agreement is suspended or terminated before the fifth anniversary of the Closing Date, Sellers and their controlled Affiliates may use such Confidential Information to the extent necessary to procure alternative supply arrangements during such suspension or after such termination.

         5.13     Payments Received. Sellers and Purchaser agree that, after the Closing Date, they shall hold and shall promptly transfer and deliver to the other party, from time to time as and when received by it and in the currency received, any cash, checks with appropriate endorsements (using commercially reasonable efforts not to convert such checks into cash), or other property that they may receive after the date hereof which property belongs to the other party, including any payments of accounts receivable and insurance proceeds, and shall account to the other party for all such receipts.

         5.14     Sellers’ Marks.

                   (a)     Except as expressly set forth herein and subject to the Intellectual Property License Agreement, Purchaser, each of its Affiliates and its and their respective directors, officers, successors, assigns, agents, or representatives shall not register, or attempt to register, and shall not directly or indirectly use, in any fashion, including in signage, corporate letterhead, business cards, internet websites, marketing material and the like, or seek to register or own, in connection with any products or services anywhere in the world in any medium, any Trademarks, trade names or domain names that include, are identical to or are confusingly similar to the HONEYWELL mark or any derivation therefrom or any corporate symbols or logos incorporating “HONEYWELL” either alone or in combinations or any goodwill represented thereby and pertaining thereto.

                   (b)     Subject to the restrictions set forth herein, Honeywell hereby grants to Purchaser effective as of the Closing Date, a personal, nonexclusive, royalty-free transition license for twelve (12) months after the Closing Date (the “TM License Term”) to use the HONEYWELL mark and Honeywell red logo (collectively, “Sellers’ Marks” in the same manner as used by Sellers prior to the Closing Date: (i) on existing signage, marketing materials and other materials, in each case included in the Purchased Assets as of the Closing Date and (ii) in the Inventory. Purchaser shall in any event phase out such use of the Sellers’ Marks as soon as is reasonably practicable after the Closing Date. Such limited transition license shall terminate twelve (12) months after the Closing Date regardless of whether or not inventory branded with any Sellers’ Marks remains in inventory of Purchaser. Purchaser may only use the Sellers’ Marks on materials in existence as of the Closing Date and may not create any materials of any kind using the Sellers’ Marks. All use of the Sellers’ Marks as permitted hereunder shall inure to the benefit of Honeywell.

                   (c)     The Sellers’ Marks are the sole and exclusive property of Honeywell. Purchaser shall not acquire any right, title or interest, express or implied, in the Sellers’ Marks and its use, individually or collectively. Purchaser shall not knowingly at any time, either during the life of or after expiration of this Agreement, contest the validity of the Sellers’ Marks or Honeywell’s rights therein, or assert or claim any other right to manufacture, sell or offer for sale products or services under the Sellers’ Marks, or any trademark confusingly similar thereto or knowingly assist any third party in such activities.

                   (d)     During the TM License Term, Purchaser shall conduct its business in a dignified manner consistent with the general reputation and importance of Honeywell. During the TM License Term, Purchaser shall use reasonable and good faith commercial efforts to safeguard the established goodwill symbolized by the Sellers’ Marks and to maintain the quality and performance standards of its sale and provision of the Inventory. During the TM License Term, Purchaser shall not take any action or omit to take any action which may reasonably be expected to derogate, erode or tarnish the Sellers’ Marks, or otherwise diminish the value of the Sellers’ Marks.

                   (e)     The rights granted to Purchaser in this Section are personal to Purchaser and may not be assigned or sublicensed, by operation of law or otherwise, nor may Purchaser delegate its obligations hereunder without the written consent of Honeywell.

        5.15     Tax Matters.

                   (a)      Pre-Closing Taxes. Sellers will prepare and timely file, or cause to be prepared and timely filed, (i) all Tax Returns of Sellers that include the Business or the Purchased Assets for all Tax periods (or portions thereof) ending on or prior to the day before the Closing Date and (ii) all Tax Returns of the Transferred Entities for any Tax period ending on or prior to the Closing Date, and shall pay all Taxes due for such Tax periods, including additional Taxes assessed after any subsequent Tax audit.

                   (b)      Post-Closing and Straddle Period Taxes. Purchaser will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed in respect of the Purchased Assets, the Business and the Transferred Entities for Tax periods ending after the Closing Date, including Straddle Periods; for avoidance of doubt, such Tax Returns prepared by Purchaser in respect of Purchased Assets and the Business shall reflect only operations of the Business on and after the Closing Date (except for Tax Returns of Transferred Entities for Straddle Periods, which shall reflect operations of the Business both before and after the Closing Date, and the Taxes shown on which shall be allocated between Purchaser and Seller as provided below). Any such Tax Return that relates to a Straddle Period shall be provided to Sellers for review and comment at least fifteen (15) days prior to the applicable filing date taking into account validly obtained extensions. Purchaser shall pay, or cause to be paid, all Taxes due for such Tax periods, provided, however, that in the case of a Tax Return that relates to a Straddle Period, the Seller shall pay to Purchaser at least five (5) prior to the date on which Taxes are due with respect to such Straddle Period an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the day before the Closing Date. For purposes of this Agreement, in the case of any Taxes that are payable for a taxable period that includes (but does not end on) the day before the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the day before the Closing Date shall (i) in the case of any real and personal property Taxes or other Taxes imposed on a periodic basis with respect to the Purchased Assets or the assets of any Transferred Entities, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the day before the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any refunds or credits (including prepayments and deposits of Taxes) relating to a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account type of the Tax to which the refund or credit relates. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Transferred Entities and Sellers unless otherwise required by applicable Law.

                   (c)      Refunds. If Purchaser or a Transferred Entity receives a refund of Taxes (or a credit against post-Closing Taxes in lieu of a refund) relating to the Business or the Purchased Assets for a Tax period (or portion thereof) ending prior to the Closing Date, Purchaser will pay to the applicable Seller, within thirty (30) days following the receipt of such refund (or the application of such credit), an amount equal to such refund (or credit); provided, however, that such a refund of Taxes is not caused by Sellers or ~~;~~the Transferred Entity taking any action prior to Closing or any position on Tax Returns filed by Sellers inconsistent with past practice that has the effect of shifting taxable income to Tax periods (or portions thereof) after the Closing Date. Any such payment shall be treated by the parties as an adjustment to the Purchase Price. If a Seller receives a refund of Taxes (or a credit against pre-Closing Taxes in lieu of a refund) relating to the Business or the Purchased Assets, including Taxes of a Transferred Entity, for a Tax period (or portion thereof) beginning after the Closing Date, such Seller will pay to Purchaser, within thirty (30) days following the receipt of such refund (or the application of such credit), the amount of such refund (or credit). Notwithstanding the foregoing, any Tax refund (or credit) of any Transferred Entity for a taxable period ending on or before the Closing Date arising out of the carryback of a loss or credit incurred by any Transferred Entity in a taxable period ending after the Closing Date, if such carryback cannot be waived under applicable law, shall be the property of Purchaser and, if received by Sellers, shall be paid over promptly to Purchaser within thirty (30) days following the receipt of such refund (or the application of such credit).

                   (d)      Settlement of Deficiencies and Adjustments. If any Governmental Authority issues to Purchaser or a Transferred Entity a notice of deficiency or any other type of proposed adjustment in writing concerning the operations of a Transferred Entity or the Business for any taxable period ending before the Closing Date or for any Straddle Period, Purchaser must notify Sellers within ten (10) Business Days of receipt of the notice of deficiency or other proposed adjustment; provided, however, that failure to give such notification shall not affect any indemnification provided under this Agreement except to the extent such Sellers shall have been actually prejudiced as a result of such failure. Sellers, at their own expense, have the sole and exclusive right to contest any assessment or other proposed adjustment to the extent it relates solely to a taxable period ending on or before the Closing Date, and may represent and act on behalf of the Transferred Entities. Sellers have full right to take any and all actions and to do any and all things on behalf of themselves or the Transferred Entities which they deem necessary and appropriate, including, without limitation, litigating any claim, settling any claim, or waiving the provision of any applicable statute of limitations as may apply to the assessment of any Taxes for these periods; provided, however, Sellers shall not take any action that materially increases the Taxes payable by, or otherwise materially adversely affect the Tax position of, Purchaser or one or more of its Affiliates following the Closing. If, however, Sellers deem it appropriate not to settle with respect to any proposed deficiency or other adjustment, Purchaser shall have the right, at its own expense, to jointly contest with Sellers any such proposed deficiency or other adjustment. Purchaser also may participate in any such proceeding if Sellers do not assume the defense of any such proceeding, and Purchaser may defend the same in such manner as it may deem appropriate, including settling such proceeding after five (5) days’ prior written notice to Sellers setting forth the terms and conditions of settlement. With respect to issues relating to a potential adjustment for which both Sellers and Purchaser or the Transferred Entities could be liable, (i) both Sellers and Purchaser may participate in the proceeding, and (ii) the proceeding shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future taxable periods. In cases where only the Transferred Entity itself can take relevant actions vis-à-vis the Tax authorities or initiate a contest, the Purchaser and Sellers will cooperate according to the provisions of Sections 5.15(d) and (e). Purchaser, at its own expense, has the sole and exclusive right to contest any assessment or other proposed adjustment to the extent it relates solely to a taxable period ending after the Closing Date, and may represent and act on behalf of the Transferred Entities provided that, with respect to any Taxes of a Transferred Entity for any Straddle Period, Purchaser shall consult with the applicable Seller as to the resolution of any issue that would materially affect such Seller, and not settle any such issue without the consent of such Seller, which consent shall not be unreasonably withheld or delayed. Where consent to a settlement is withheld by such Seller pursuant to this Section, such Seller may continue or initiate any further proceedings at its own expense, so long as any liability for Taxes of the applicable Transferred Entity or Purchaser does not exceed the liability that would have resulted had such Seller not withheld its consent. Notwithstanding anything to the contrary herein, with respect to any proposed adjustment relating to a Straddle Period, neither Purchaser nor Sellers shall enter into any compromise or agree to settle any such adjustment which would adversely affect the other party for such taxable period or a another taxable period without the written consent of the other party, which consent may not be unreasonably withheld or delayed.

                   (e)      Cooperation and Exchange of Information. Sellers and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant Tax Returns, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by Taxing Authorities and records concerning the ownership and tax basis of property, which either party may possess. Each party shall make its employees available on a mutually convenient basis to provide explanation of any documents or information provided hereunder. Notwithstanding the foregoing, neither party shall be required to prepare any documents (except tax data packages referred to below), or determine any information not then in its possession, in response to a request under this Section 5.15(e). Except as otherwise provided in this Agreement, the party requesting assistance hereunder shall reimburse the other for any reasonable out-of-pocket costs incurred in providing any return, document or other written information upon receipt of reasonable documentation of such costs, and shall compensate the other for any reasonable costs (excluding wages and salaries) of making employees available, upon receipt of reasonable documentation of such costs. Each party will retain and maintain all Tax Returns, schedules and workpapers and all material records, computer software and data maintained there under, or other documents relating thereto, until the expiration of the statute of limitations (including extensions) of the taxable years to which such returns and other documents relate and, unless such returns and other documents are offered to the other party, until the final determination of any payments which may be required in respect of such years under this Agreement and to give the other party reasonable notice prior to transferring, destroying or discarding any such book and records or computer software and data maintained there under, and, if the other party so requests, shall allow the other party to take possession of such books and records or computer software and data maintained there under. Any information obtained under this Section 5.15(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other proceeding. Purchaser and the Transferred Entities shall at their own cost and expense fully and accurately complete in all material respects and submit any tax data packages in respect of Tax periods or portions thereof ending prior to the Closing Date reasonably required by Sellers to satisfy their Tax Return filing obligations within the time periods reasonably requested by the tax department of Honeywell consistent with past practices. Purchaser and Sellers further agree, upon request, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

                   (f)      Termination of Prior Tax Sharing Agreements. Effective on or before the day prior to the Closing Date, all Tax sharing agreements, whether or not written, to which any Seller and a Transferred Entity are parties shall be terminated at or prior to the Closing, and the Transferred Entity shall have no further rights or obligations thereunder, and the provisions of this Agreement shall govern the rights and obligations of Sellers, Purchaser and the Transferred Entities to make or receive payments with respect to Taxes or refunds of Taxes of the Transferred Entities. Sellers shall execute (and shall cause the Transferred Entities to execute) any documents that may be reasonably required to evidence agreement with this Section 5.15 (f). Sellers, at or prior to Closing, shall terminate the domination and profit transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) to which HCS Germany is a party effective as of the end of the day prior the Closing Date. Sellers and Purchasers agree that (i) the domination and profit transfer agreement will be duly performed until the end of the day prior the Closing Date, (ii) Sellers shall be entitled to any profits and obliged to cover any losses of HCS Germany until such date, and (iii) Sellers will indemnify and hold Purchasers harmless against any and all Losses (without reference to Section 9.4) resulting from (A) a failure to terminate such domination and profit transfer agreement with effect as of the end of the day prior to the Closing Date, and/or (B) the non-recognition for tax purposes of the fiscal unit (Organschaft) between HCS Germany and Honeywell Deutschland GmbH until the end of the day prior to the Closing Date. The Sellers further agree that they will make any payments pursuant to the preceding sentence without undue delay and that, if not terminated with effect as of the end of the day prior to the Closing Date, the domination and profit transfer agreement will be terminated by the parties as soon as possible after the Closing Date. The parties further agree that (i) the profits or losses of HCS Germany as of the end of the day prior to the Closing Date shall be determined based on an interim pro-forma income statement and balance sheet as of such date to be drawn up by HCS Germany pursuant to applicable German GAAP as soon as practicable after the

Closing Date and to be agreed by Sellers and Purchasers, (ii) if Sellers and Purchasers do not agree on such income statement and pro-forma balance sheet within 6 months of the Closing Date, then any dispute shall be submitted to a “big four” accounting firm whose resolution of the dispute shall be final and binding on the parties and the fees of whom shall be paid 50% by each party, (iii) the amount of profits or losses of HCS Germany determined according to (i) or (ii) above shall be paid in the case of profits by HCS Germany to Honeywell Deutschland GmbH, and in the case of losses by Honeywell Deutschland GmbH to HCS Germany, in both cases to be paid within 30 days after determination, and (iv) immediately upon receipt of any such payment (A) from HCS Germany to Honeywell Deutschland GmbH, Honeywell Deutschland GmbH shall pay M&M Germany an amount equal to the amount Honeywell Deutschland GmbH received from HCS Germany or (B) from Honeywell Deutschland GmbH to HCS Germany, M&M Germany shall pay Honeywell Deutschland GmbH an amount equal to the amount Honeywell Deutschland GmbH paid to HCS Germany, which payment in either case shall be treated as an adjustment of the purchase price paid by M&M Germany to Honeywell Deutschland GmbH for the Equity Interest in HCS Germany. Purchaser will use best efforts that (i) the profits or losses of HCS Germany as of the end of the day prior to the Closing Date, as so agreed by the parties or determined by the “big four” accounting firm, shall be properly reflected in accordance with German GAAP and applicable law in the next statutory accounts of HCS Germany after the end of the day prior to the Closing and (ii) such statutory accounts shall be approved by the shareholder of HCS Germany.

                   (g)      Check the Box Elections. Sellers shall make a valid election under Treas. Reg. Sec. 301.7701 -3, effective on or before the day prior to the Closing Date, for each Transferred Entity to be disregarded as an entity separate from its owner for U.S. federal income tax purposes and shall deliver copies of completed and filed Forms 8832 to Purchasers at or before Closing demonstrating the making of such an election. For U.S. federal income tax purposes, Honeywell and the Purchaser agree to treat the transfer of the Equity Interests in each of the Transferred Entities pursuant to this Agreement as taxable sales of their assets to M&M Germany and M&M France, respectively, and to treat the transfer by Honeywell UK of Purchased Assets relating to the UK Business as a taxable sale, and no party will assert or maintain a position inconsistent with such treatment.

                   (h)      VAT Matters. The following provisions shall apply with respect to VAT relating to the sale of the Purchased Assets relating to the UK Business under this Agreement.

                             (i)     Honeywell UK and Purchaser of the Purchased Assets relating to the UK Business (“UK Purchaser”) intend and shall use all reasonable endeavors to procure that Article 5 of the Value Added Tax (Special Provisions Order) 1995 shall apply to the sale of the Purchased Assets relating to the UK Business under this Agreement, so that the sale is treated as neither a supply of goods nor a supply of services for VAT purposes.

                             (ii)     If nevertheless HM Revenue & Customs (“HMRC”) have ruled in writing after full disclosure of all material facts that VAT is payable by UK Purchaser on the supply of the Purchased Assets relating to the UK Business under this Agreement then VAT on that supply shall be borne 50% by UK Purchaser and 50% by Honeywell UK in the following manner:

         (A)     The amount of any consideration required to be paid by UK Purchaser on the supply of the Purchased Assets relating to the UK Business under this Agreement shall be exclusive of VAT (such that the amount of VAT chargeable on that supply shall be payable in addition to that consideration) and Honeywell UK shall promptly deliver to UK Purchaser a proper VAT invoice in respect of the supply (together with a copy of the ruling in writing by HMRC and copies of the documents disclosing all material facts to HMRC);

         (B)     UK Purchaser shall promptly pay the amount of VAT shown on any invoice delivered by Honeywell UK in accordance with (A) above promptly after it has actually obtained all credits, deductions, refunds, refunds and repayments relating to that VAT so shown;

         (C)     Promptly following any payment made by UK Purchaser in accordance with (B) above Honeywell UK and UK Purchaser shall make all necessary adjustments to the consideration such that the amount of (1) VAT chargeable on the supply of Purchased Assets relating to the UK Business under this Agreement, after taking into account the amount of (2) all credits, deductions, refunds and repayments actually obtained by UK Purchaser in respect of VAT chargeable on that supply (the amount of (1) less (2) being “Irrecoverable VAT”), results in UK Purchaser and Honeywell UK each bearing an amount equal to 50% of the amount of the Irrecoverable VAT that would have arisen if this Section 15.5(h)(ii)(B) had not had effect; and

         (D)     UK Purchaser and Honeywell UK shall promptly make all such payments and repayments to each other, and Honeywell UK shall promptly issue all such further invoices and credit notes in respect of VAT, in each case as may be required in order to give effect to the foregoing.

                             (iii)     M&M Aerospace Hardware Ltd is registered for VAT in the United Kingdom under VAT No. GB928748768. If UK Purchaser is not M&M Aerospace Hardware Ltd but another UK limited company, UK Purchaser shall provide evidence reasonably satisfactory to Honeywell UK that it is registered for VAT in the United Kingdom at the Closing.

                   (i)      UK Business. The parties agree that Sections 5.15(a), (b) and (c) above shall not apply to any Taxes relating to, or Tax Returns required to be filed in respect of, the UK Business.

                   (j)      Change of Accounting Period. Sellers shall not have the right to change the fiscal year end/accounting period of either or both of the Transferred Entities, provided that this Section 5.15(j) does not affect the operation of Section 5.15(f).

                   (k)      Withholding Taxes. The Purchasers shall be entitled to deduct and withhold from all amounts payable to the Sellers under this Agreement such amounts that the Purchasers are required to deduct and withhold and pay over to the applicable Taxing Authority under any applicable Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Taxing Authority, such amounts shall be treated for all purposes as having been paid to the Sellers. If one or more of the Purchasers intends to deduct and withhold from any Stock Consideration or Cash Consideration payable to the Sellers under this Agreement, the Purchaser shall notify the Sellers in writing at least fifteen (15) Business Days prior to the date withholding is required, together with a statement setting forth the amount to be deducted and withheld. If the Sellers object in writing to the Purchaser’s determination within seven (7) Business Days of such notice, the parties shall negotiate in good faith to agree on the amount that should be deducted and withheld. If the parties are unable to agree on such amount prior to the applicable payment date, they shall request a mutually agreeable independent leading law firm or accounting firm in the relevant jurisdiction to render an opinion on the amount required to be deducted and withheld, which opinion, absent manifest error, shall be conclusive and binding and the disputed amount of withholding shall be transferred by the Purchaser to a mutually agreeable independent escrow agent, which shall hold the disputed amount until such law firm or accounting firm has rendered its opinion and subsequently release the amount to the Purchaser and/or the Sellers as directed by such opinion. The costs incurred in connection with the engagement of such law firm or accounting firm and escrow agent shall be paid by the party whose position was not followed pursuant to this Section 5.15(j).

         5.16     Bulk Sales Laws. Sellers and Purchaser each hereby waive compliance by Honeywell with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any state.

         5.17     Notice of Developments. Prior to the Closing, Sellers and Purchaser shall promptly notify each other in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would be reasonably likely to result in any condition in Article VI or Article VII becoming incapable of being satisfied.

         5.18     Purchaser’s Financing. Purchaser shall, and shall cause each of its Affiliates to, use its commercially reasonable best efforts to do or cause to be done, all things necessary, proper and advisable to arrange and close concurrently with the Closing, the financing on terms and conditions described in the Debt Commitment Letter (including the institution against the Initial Lenders, and prompt prosecution in good faith, of litigation to enforce the Debt Commitment Letter, obtaining rating agency approvals, maintaining in effect the Debt Commitment Letter, satisfying on a timely basis all conditions applicable to Purchaser to obtaining the financing contemplated by the Debt Commitment Letter, negotiating and entering into definitive agreements with respect to the Debt Commitment Letter on terms and conditions contained therein, satisfying all conditions applicable to the Purchaser in such definitive agreements that are within their respective control and, if necessary, borrowing pursuant to the Debt Commitment Letter in the event any “flex” provisions are exercised). Purchaser shall keep Honeywell informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the terms of, and satisfy the conditions contemplated by, the financing contemplated by the Debt Commitment Letter in accordance with this Section 5.18 and shall not, and shall not permit any of its Affiliates to, agree or permit any cancellation, amendment, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Debt

Commitment Letters without obtaining the prior written consent of Honeywell other than (x) any amendment, supplement or other modification to the Debt Commitment Letter adding additional lenders thereto or (y) any replacement, amendment, supplement or other modification to the Debt Commitment Letter resulting in terms that are no less beneficial to Purchaser (including with respect to conditionality) and that would not reasonably be expected to prevent, delay or impede the consummation of the financing contemplated by the Debt Commitment Letter or the transactions contemplated by this Agreement; provided, however, that no such replacement, amendment, supplement or waiver reduces the amount of the financing available thereunder; provided further that Purchaser shall only replace (i) the Debt Commitment Letter if the Initial Lenders thereunder threaten or indicate their intention not to fund such that the Financing is unlikely to be available or (ii) an Initial Lender thereunder in the event one or more such Initial Lenders threaten or indicate its or their intention not to fund its or their commitment under the Debt Commitment Letter; provided that in each case, any such replacement shall not release any Initial Lender under its obligations under the Debt Commitment Letter, unless such replacement is an internationally recognized financial institution reasonably satisfactory to Sellers. Purchaser shall promptly notify Honeywell (and in any event within one Business Day) of any material breach by any party of the Debt Commitment Letter, any termination of the Debt Commitment Letter or any other circumstance, event or condition that would reasonably be likely to prevent, delay or impede the consummation of the financing contemplated by the Debt Commitment Letter, to the extent it becomes aware of such breach, termination, circumstance, event or condition. Purchaser shall segregate any net proceeds received after the date hereof and prior to Closing from any debt or equity financing of Purchaser, and shall use such net proceeds solely for the purpose of funding the Purchase Price.

        5.19     Sellers’ Assistance with Financing. Prior to the Closing, Sellers agree to provide, and shall cause the Transferred Entities to provide, all reasonable cooperation in connection with the arrangement of any Financing of Purchaser in connection with the consummation of the transactions contemplated by this Agreement (the “Financing”) as may be reasonably requested by Purchaser (provided such requested cooperation does not interfere in any significant respect with the ongoing operation of the Business or the conduct of Honeywell’s or any Seller’s business), including:

                   (a)     participation by appropriate representatives of Honeywell in due diligence sessions related to the Business and the Purchased Assets with Purchaser and its representatives and Purchaser’s Financing sources and its representatives;

                   (b)     with respect to the Business and the Purchased Assets, assisting Purchaser and its Financing sources in the preparation of any offering documents, offering memoranda, offering circulars, prospectuses, registration statements under the Securities Act to be filed by the Purchaser with the Securities and Exchange Commission, bank information memoranda or other disclosure documents requested by Purchaser and materials for rating agency presentations in connection with the Financing; provided in all cases that Sellers have access to any such information or can compile or procure the same without undue effort or expense and provided further that Sellers shall not be required to deliver information subject to confidentiality or attorney client privilege restrictions (each, a “Disclosure Document”);

                   (c)     furnishing Purchaser and its Financing sources as promptly as practicable with the financial and other information regarding the Business set forth on Schedule 5.19(c) (the financial and other information required to be delivered pursuant to this clause (c) is referred to as the “Required Information”);

                   (d)     assisting in the preparation and review of pro forma financial statements of Purchaser giving effect to the acquisition by Purchaser of the Business and the Assets and meeting the requirements of the Securities Act and the Exchange Act; and

                   (e)     using commercially reasonable best efforts to cause the independent accountants of Sellers, subject to reimbursement by Purchaser of any related fees incurred by Sellers, to take such actions as Purchaser may reasonably request in connection with the Financing, including, without limitation, to (i) obtain the consent of the independent accountants of Sellers to the use of its reports on the Audited Financial Statements, (ii) deliver a “comfort letter” to Purchaser’s Financing sources in a form meeting the requirements of Statement of Auditing Standards No. 72 – Letters for Underwriters and Certain Other Requesting Parties, as such statement has been amended or modified, or such other form as may be reasonably requested by Purchaser or its Financing sources, (iii) perform a review of the Marketing Interim Financial Statements pursuant to the requirements of Statement of Auditing Standards No. 100 –Interim Financial Information or such other requirements requested by Purchaser or its Financing sources as may be customary, (iv) participate in customary auditor due diligence sessions with the Financing sources of Purchaser, counsel to such Financing sources and Purchaser and its representatives and (v) enter into customary agreements or engagements with accountants.

Notwithstanding the foregoing, (A) no Seller, Transferred Entity or officer, director or employee of any Seller or Transferred Entity shall be required to execute any documents, including any registration statement to be filed with the Securities and Exchange Commission except as may be required by Honeywell’s independent accountants in connection with any Financing, (B) no Seller shall be required to pay a commitment or similar fee or incur any other Liability in connection with any Financing contemplated by the Debt Commitment Letters, (C) no any Seller shall be required to issue a private placement memoranda or prospectus (and no such private placement memoranda or prospectus shall reflect any Seller as the issuer), and (D) no Seller shall be required to indemnify any Person in connection with the Financing contemplated by the Debt Commitment Letter. Purchaser shall reimburse Sellers for all reasonable and documented out of pocket costs, fees and expense incurred by any Seller or any Transferred Entity in connection with such cooperation and assistance described in this Section 5.19. Purchaser shall indemnify and hold harmless each Seller and their Affiliates and each of their respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing contemplated by the Debt Commitment Letter and any information utilized in connection therewith. The failure to provide any Required Information, or any other information or take any action described in this Section 5.19 shall not be a breach of this Section 5.19. Sellers make no representation or warranty as to any of the materials or information provided to Purchaser pursuant to this Section 5.19.

        5.20     Delivery of Financial Information. (a) Honeywell shall deliver to Purchaser on or about June 12, 2008 (but no later than June 30, 2008) the Audited Financial Statements, and

(b) during the period beginning on the date of this Agreement and ending immediately prior to the Closing Date, Honeywell shall provide Purchaser (i) within 30 days of the end of each fiscal month and, (ii) within 45 days of the end of each fiscal quarter (including the fiscal quarter ended March 29, 2008, provided that the March 29 information shall be delivered to Purchaser on or about June 18, 2008 and no later than June 30, 2008), the unaudited consolidated balance sheets and related statements of income and cash flows for the Business for each such fiscal quarter and for each completed fiscal month since the last such quarter ended, which unaudited fiscal quarterly financial statements shall be prepared in accordance with GAAP and, in the cases of all monthly financial statements, as modified by the Specified Accounting Policies, on a basis otherwise consistent with the Audited Financial Statements and, in the case of any fiscal quarter, (x) set forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and (y) shall have been reviewed by the independent accountants of Honeywell as provided in Statement on Auditing Standards No. 100 (each such set of statements in this clause (ii) being “Marketing Interim Financial Statements”). Purchaser and its accountants shall have until the earlier of (A) five (5) Business Days from the date of delivery of the Audited Financial Statements or (B) the day prior to any public disclosure of, the Audited Financial Statements to review and discuss the Audited Financial Statements with Honeywell and Honeywell’s independent accountant who provided the audit report with respect to such Audited Financial Statements; provided that Honeywell shall, and shall use its reasonable best efforts to cause its independent accountant to, provide reasonable access to the necessary personnel and audit work papers for the Business following delivery of the Audited Financial Statements, provided, however, that Purchaser’s representatives and accountants shall execute any customary “hold harmless” or similar agreements reasonably requested by Honeywell’s independent accountants in connection with access to such audit papers for the Business. If the Audited Financial Statements materially and adversely differ, on an aggregate basis, with respect to financial condition or results of operation set forth in the Year-End Financials without giving effect to the adjustments set forth on Schedule 5.20, Purchaser may terminate the Agreement as set forth in Section 8.1(b); provided that in the event of such termination, Sellers shall have no liability or obligation to Purchaser. If Purchaser does not terminate the Agreement within such period, Purchaser shall be deemed to have accepted the Audited Financial Statements as delivered by Sellers and shall not have any right to terminate the Agreement on account of its disagreement or dissatisfaction with the Audited Financial Statements, except where the independent accountant of Honeywell has withdrawn or qualified its audit report with respect to the Audited Financial Statements.

        5.21     Conduct of Purchaser’s Business. Purchaser shall not and shall cause its Affiliates not to (as it relates to the Purchaser’s business):

                   (a)     during the VWAP Measurement Period, issue, deliver, sell, pledge or encumber, or authorize, propose or agree to the issuance (or otherwise announce the issuance of), delivery, sale, pledge or encumbrance of, any shares of the capital stock of the Purchaser, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of the capital stock of Purchaser (other than (i) pursuant to the existing stock option or similar equity incentive agreements with employees or directors of Purchaser or to such individuals pursuant to Purchaser’s stock option or similar equity incentive plans, in each case as in existence on the date hereof and as identified in Schedule 5.21, or (ii) pursuant to the vesting and/or exercise of stock options or similar equity rights by employees or directors of Purchaser that are in existence on the date hereof or (B) granted or issued after the date hereof pursuant to clause (i) of this subsection;

                   (b)     during the VWAP Measurement Period reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                   (c)     subject to Section 5.5(c), enter into any agreement with respect to or consummate an acquisition or acquisitions of the business, stock, assets or other properties of any other Person(s), other than acquisitions that collectively do not provide for consideration in the aggregate in excess of $100,000,000 to the extent permitted in writing by all of the Initial Lenders under the Debt Commitment Letter, with satisfactory evidence of such approval delivered to Sellers concurrently;

                   (d)     take any action that would hinder or delay the ability of Purchaser to obtain the Financing; or

                   (e)     fail to notify Sellers of the occurrence of any event or the existence of any condition which could reasonably be expected to result in a Purchaser Material Adverse Effect.

        5.22     Conduct of Incidents Subject to Parent Insurances. The Purchaser acknowledges that coverage for the Business under the Parent Insurances will cease as of the Closing Date, and that neither the Sellers nor any of their Affiliates will purchase any “tail” policy or other additional or substitute coverage for the benefit of Purchaser relating to the Parent Insurances or the Business applicable in any period after the Closing Date. Notwithstanding this provision, the Sellers agree that Honeywell, or one of its Affiliates, shall, with respect to any incident from which an Assumed Liability arises that is covered by a Parent Insurance policy in effect prior to the Closing Date, (i) report such incident to the appropriate insurer as promptly as practicable after such incident is reported to a member of Honeywell’s Corporate Risk Management group, (ii) include the Purchaser on material correspondence and possible litigation proceedings relating to such incident and (iii) pay over to Purchaser any third-party insurance proceeds actually received by Honeywell or any of its Affiliates under any Parent Insurances (net of any deductible or retention amounts) with respect to such incident or instruct that such proceeds are paid directly to the injured party in settlement of any claims relating to such incident, rather than to Honeywell or its Affiliates; provided that the Purchaser shall notify Honeywell Corporate Risk Management group promptly of any potential claim, shall cooperate in the investigation and pursuit of any claim and shall bear all reasonable out-of-pocket expenses incurred by the Sellers or its Affiliates in connection with the foregoing and provided further that the Sellers and their Affiliates shall be obligated to use only commercially reasonable efforts to pursue any claims that are covered by available Parent Insurance and shall not, for the avoidance of doubt, have any obligation to commence any litigation with respect to any matter potentially covered by any Parent Insurance. Notwithstanding the foregoing, neither Honeywell nor any Seller makes any representation or warranty as to whether any recovery under any Parent Insurance will be received with respect to any particular incident arising before or after the Closing Date. Purchaser agrees that no Seller shall have any liability under this Agreement or otherwise for any Liabilities for failure to report in a timely manner or for delays in reporting by Purchaser or its Affiliates that void any available coverage under Parent Insurance.

        5.23     Supply Agreement Pricing.

                   (a)     The parties shall use commercially reasonable best efforts to work together to, on a part number-by-part number basis, no later than July 15, 2008, set the price for each of the Products contained in Attachments 1-A and 1-B to the Supply Agreement (based on the methodology set forth below). The parties agree that, based upon 2007 volumes, with respect to the Initial Products (as defined in the Supply Agreement), Attachments 1-A and 1-B to the Supply Agreement shall reflect aggregate revenues to Seller equal to $78.3 million, reflecting volumes of such Initial Products that were within the Business as of the date of this Agreement; provided that (i) for those additional volumes to be added to the scope of the Supply Agreement not currently within the Business and which reflect the same part numbers as those part numbers comprising part numbers for the Initial Products, Buyer shall re-price such part numbers to reflect the expanded volumes provided by Seller to Buyer, and (ii) for those additional volumes to be added to the scope of the Supply Agreement not currently within the Business and which reflect new part numbers not previously comprising part numbers for the Initial Products, such part numbers shall be priced in accordance to the methodology set forth in Section 5(c) to the Supply Agreement. In the event the additional volumes added to the scope of the Supply Agreement pursuant to (i) and (ii) above affect the scope of Section 4(b) of the Supply Agreement, the parties agree to amend such Section 4(b) as necessary and appropriate to reflect such additional volumes.

                   (b)     If the parties are unable to agree to pricing for any Products set forth on Attachments 1-A or 1-B of the Supply Agreement by July 15, 2008, then the price for such Products shall be determined no later than July 31, 2008 under the following method: Multiplying by 1.55 the lesser of either (i) Buyer’s then-current price for such Products pursuant to its then-applicable purchase commitments; or (ii) Seller’s then-current actual cost for such Products.

ARTICLE VI
CONDITIONS TO OBLIGATIONS OF PURCHASER

          The obligations of Purchaser to be performed by Purchaser at the Closing are subject to the satisfaction at or prior to each of the following conditions, unless waived by Purchaser in its sole discretion.

          6.1     Absence of Injunction. No final, nonappealable injunction shall have been issued by any court and be in effect that materially and adversely alters, or prohibits or enjoins in any material respect the consummation of, the transactions contemplated by this Agreement.

          6.2     Certificates of Sellers. Purchaser shall have received all certificates, instruments, agreements and other documents to be delivered on or before the Closing Date pursuant to Section 2.3(a).

          6.3     No Breach. Each representation and warranty of Honeywell contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing as though such representation and warranty was made on and as of such time except for such exceptions as would not have a Business Material Adverse Effect (except to the extent a different date is specified therein, in which case such representation and warranty shall be true and correct as of such date except for such exceptions as would not have a Business Material Adverse Effect); provided, however, that if a representation or warranty is qualified by a reference to “materially,” “material,” “Business Material Adverse Effect,” “in all material respects” or similar expressions, such qualification shall be disregarded for purposes of this Section 6.3. Each covenant and agreement of Honeywell required by this Agreement to be performed by it at or prior to the Closing will have been duly performed and complied with in all material respects as of the Closing. At the Closing, Purchaser will have received a certificate, dated as of the Closing Date and duly executed by a senior executive officer of Honeywell, to the effect that the conditions set forth in this Section 6.3 have been satisfied.

          6.4     Antitrust Law Clearances; Certain Litigation. Any approvals or conditions of clearance under the antitrust Law of any jurisdiction identified on Section 7.4 of the Disclosure Schedule required to consummate the transactions contemplated hereby shall have been met or obtained and any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets shall have been expired or shall have been terminated. No national Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining or otherwise prohibiting in any material respect the transactions contemplated by this Agreement which order, decree, ruling or other action shall have become final and nonappealable.

          6.5     No Business Material Adverse Effect. There shall be no Business Material Adverse Effect.

          6.6     ISO/AS Certification. ISO/AS certifications required to enable Purchaser to continue to operate the Business following the Closing shall be in effect or (i) written confirmation shall have been received from Honeywell Aerospace's ISO Registrar that (x) Purchaser can continue to operate under Honeywell Aerospace's quality control management system following the Closing pursuant to the Transition Services Agreement or otherwise or (y) Honeywell Aerospace's ISO/AS certification under which the Business is currently operating will be extended to or for the benefit of Purchaser after the Closing or (ii) some other mutually approved means for Purchaser to continue to operate the Business with ISO/AS certification (which approval shall not be unreasonably withheld, conditioned or delayed) shall be obtained.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF SELLERS

          The obligations of Sellers to be performed by Sellers at the Closing are subject to the satisfaction at or prior to the Closing of each of the following conditions, unless waived by Sellers in their sole discretion:

          7.1     Absence of Injunction. No final, nonappealable injunction shall have been issued by any court and be in effect that materially and adversely alters, or prohibits or enjoins in any material respect the consummation of, the transactions contemplated by this Agreement.

          7.2     Purchase Price; Certificates of Purchaser. Sellers shall have received all funds called for by Section 1.6 and all certificates, instruments, agreements and other documents to be delivered on or before the Closing Date pursuant to Section 2.3(b). The Stock Consideration shall have been approved for listing on NASDAQ, subject to official notice of issuance.

          7.3     No Breach. Each representation and warranty of Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing as though such representation and warranty was made on and as of such time except for such exceptions as would not materially adversely affect Purchaser’s ability to consummate the transactions contemplated hereby (except to the extent a different date is specified therein, in which case such representation and warranty shall be true and correct as of such date except for such exceptions as would not materially adversely affect Purchaser’s ability to consummate the transactions contemplated hereby); provided, however, that if a representation or warranty is qualified by a reference to “materially,” “material,” “Purchaser Material Adverse Effect,” “in all material respects” or similar expressions, such qualification shall be disregarded for purposes of this Section 7.3. Each covenant and agreement of Purchaser required by this Agreement to be performed by it at or prior to the Closing will have been duly performed and complied with in all material respects as of the Closing. At the Closing, Seller will have received a certificate, dated as of the Closing Date and duly executed by a senior executive officer of Purchaser, to the effect that the conditions set forth in this Section 7.3 have been satisfied.

          7.4     Antitrust Law Clearances; Certain Litigation. Any approvals or conditions of clearance under the antitrust Law of any jurisdiction identified on Section 7.4 of the Disclosure Schedule required to consummate the transactions contemplated hereby shall have been met or obtained and any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets shall have expired or shall have been terminated. No national Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining or otherwise prohibiting in any material respect the transactions contemplated by this Agreement which order, decree, ruling or other action shall have become final and nonappealable.

          7.5     No Purchaser Material Adverse Effect. There shall be no Purchaser Material Adverse Effect.

          7.6     ISO/AS Certification. ISO/AS certifications required to enable Purchaser to continue to operate the Business following the Closing shall be in effect or (i) written confirmation shall have been received from Honeywell Aerospace's ISO Registrar that (x) Purchaser can continue to operate under Honeywell Aerospace's quality control management system following the Closing pursuant to the Transition Services Agreement or otherwise or (y) Honeywell Aerospace's ISO/AS certification under which the Business is currently operating will be extended to or for the benefit of Purchaser after the Closing or (ii) some other mutually approved means for Purchaser to continue to operate the Business with ISO/AS certification (which approval shall not be unreasonably withheld, conditioned or delayed) shall be obtained.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

          8.1     Termination. Notwithstanding anything to the contrary set forth herein, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

                   (a)     by mutual written consent of Purchaser and Sellers;

                   (b)     by Purchaser, if (i) the transactions contemplated hereby are not consummated on or before October 31, 2008 (the “Deadline”) as a result of the failure of a condition in Article VI, unless such failure was caused by Purchaser’s breach of a covenant or agreement contained herein, or (ii) any Seller or Transferred Entity shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Purchaser to Sellers specifying such breach, or (iii) pursuant to Section 5.20(c); or

                   (c)     by Sellers, if (i) the transactions contemplated hereby are not consummated on or before the Deadline as a result of the failure of a condition in Article VII, unless such failure was caused by Seller’s breach of a covenant or agreement contained herein, or (ii) Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VII, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by Sellers to Purchaser specifying such breach.

          8.2     Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become null and void and of no further force and effect, and none of the parties hereto (nor their respective Affiliates, directors, shareholders, officers, employees, agents, consultants, attorneys in fact or other representatives) shall have any liability in respect of such termination; provided, however, that notwithstanding the foregoing, if such termination is effected pursuant to Section 8.1(b) or (c) as a result of a breach of a covenant or agreement contained herein, or in the case of termination pursuant to Section 8.1(c), as a result of Purchaser’s breach of its representation and warranty contained in Section 4.5, then, except as provided in Section 5.20, the party having so breached shall remain liable to the other party hereto on account of such breach, and the non breaching party shall retain all rights in equity or law arising as a result of such breach. The provisions of this Section 8.2 and Article X shall survive any termination of this Agreement.

ARTICLE IX
SURVIVAL; INDEMNIFICATION

          9.1     Survival of Representations, Warranties and Agreements. The representations and warranties of the parties contained in Articles III and IV shall, subject to the proviso to this sentence, terminate on the date that is 18 months after the Closing Date, provided, however, that (i) the representation and warranties in Sections 3.1, 3.2 and 3.20, and the last sentence of Section 3.3 and in Sections 4.1, 4.2, 4.6, 4.7, 4.12 and 4.13 shall survive indefinitely, (ii) the representations and warranties in Section 3.7 shall survive until ninety (90) days following the expiration of the applicable statute of limitation for the final assessment or collection of the relevant Taxes, or in the case of Taxes of or otherwise imposed upon a

Transferred Entity, if later, the final assessment or collection of the relevant Taxes (the representations of Honeywell described in clauses (i) and (ii), the “Seller Fundamental Representations and Warranties” and each a “Seller Fundamental Representation and Warranty”), and (iii) the representations and warranties in Section 3.11 shall terminate on the date that is three (3) years after the Closing Date. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. For the avoidance of doubt, all covenants and agreements contained in this Agreement relating to Taxes and any claims against or obligations of Sellers pursuant to Section 5.15 shall survive the Closing and remain in full force and effect until ninety (90) days following the expiration of the applicable statute of limitation for the final assessment or collection of the relevant Taxes, or in the case of Taxes of or otherwise imposed upon a Transferred Entity, if later, the final assessment or collection of the relevant Taxes. The period of time a representation or warranty or covenant or agreement survives the Closing pursuant to this Section 9.1 shall be the “Survival Period” with respect to such representation or warranty or covenant or agreement. In the event notice of any claim for indemnification under this Article IX shall have been given within the applicable Survival Period and such claim has not been finally resolved by the expiration of such Survival Period, the representations or warranties or covenants or agreements that are the subject of such claim shall survive (but only, for any such claim that is reasonably estimable, to the extent of and in the amount of the claim as made prior to the expiration of the Survival Period, and otherwise for the full amount of such claim), until such claim is finally resolved.

          9.2     Indemnification. Subject to the terms, conditions and limitations set forth in this Article IX, from and after the Closing Date:

                   (a)     Honeywell shall, indemnify and hold harmless Purchaser and its Affiliates and each of their respective officers, directors, members, partners, managers, employees, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any Losses that are imposed on or incurred by the Purchaser Indemnified Parties arising out of or in connection with (i) any breach of any representation or warranty made by Sellers in Article III, (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to ““Business Material Adverse Effect” set forth therein (other than in Section 3.6(b)), modified by the Disclosure Schedule; for avoidance of doubt, any “material” or “materiality” limitations or qualifications shall be given full effect in the representations and warranties, (ii) any failure to perform any covenant or agreement of Sellers set forth in this Agreement, or (iii) the Retained Liabilities.

                   (b)     Purchaser shall indemnify and hold harmless Honeywell, each Seller and their Affiliates and each of their respective officers, directors, members, partners, managers, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any Losses that are imposed on or incurred by Seller Indemnified Parties arising out of (i) any breach of any representation or warranty made by Purchaser in Article IV, as modified by the Purchaser Disclosure Schedule, (ii) any failure to perform any covenant or agreement of Purchaser set forth in this Agreement, (iii) the Assumed Liabilities, (iv) any obligations or Liabilities of Purchaser described in Sections 5.8 or 5.19 or (v) the conduct of the Business acquired by Purchaser pursuant to this Agreement and the ownership, use and possession of the Purchased Assets on or after the Closing Date other than for any matter as to which Honeywell is required to indemnify any Purchaser Indemnified Party under this Article IX, taking into account any limitations set forth herein.

          9.3     Indemnification Procedures.

                   (a)     In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Article IX in respect of a claim made against the Indemnified Party by any Person who is not a party to this Agreement (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party hereunder (the “Indemnifying Party”) in writing of the Third-Party Claim promptly following receipt by such Indemnified Party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

                   (b)     The Indemnifying Party will have the right to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnifiable hereunder and to select counsel of its choice. If the Indemnifying Party (i) does not within 10 business days of its receipt of notice of a Third-Party Claim pursuant to Section 9.3(a) elect to defend against or negotiate any Third-Party Claim which relates to any Losses indemnifiable hereunder or (ii) after assuming such control fails to diligently defend against such Third-Party Claim in good faith, then the applicable Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third-Party Claim with counsel reasonably acceptable to the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third-Party Claim, the applicable Indemnified Party may participate, at its own expense, in the defense of such Third-Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its reasonable discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain one counsel reasonably acceptable to the Indemnifying Party at the expense of the Indemnifying Party if it is ultimately determined that the Indemnifying Party is obligated to provide indemnification under this Article IX and subject to the various provisions and limitations of this Article IX..

                   (c)     If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, the Indemnified Party shall (and shall cause the applicable Indemnified Parties to) cooperate in the defense or prosecution thereof and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party and provide the Indemnifying Party with access to facilities as necessary. Similarly, if the Indemnified Party is defending or prosecuting such Third-Party Claim, the Indemnifying Party shall (and shall cause the applicable Indemnified Parties to) cooperate in the defense or prosecution thereof and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. If the Indemnifying Party chooses to defend or prosecute a Third-Party Claim, no such Third Party-Claim may be settled, compromised or discharged by the Indemnifying Party without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), unless any such settlement, compromise or discharge (i) obligates the Indemnifying Party (or its Affiliates) to pay the full amount of the Liability in connection with such Third-Party Claim, (ii) no injunctive or other equitable relief would be imposed against any Indemnified Party and (iii) unconditionally releases all Indemnified Parties from all further liability in respect of such Third-Party Claim. If the Indemnifying Party elects not to assume the defense of a Third-Party Claim or is not permitted to assume such defense, the applicable Indemnified Parties shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld or delayed).

                   (d)     Any Third Party Claim relating to Taxes shall be governed by Section 5.15(d).

                   (e)     In the event any Indemnified Party should have a claim against any Indemnifying Party under this Article IX that does not involve a Third-Party Claim, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party promptly following the Indemnified Party becoming aware of the same. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under this Article IX, except to the extent that the Indemnifying Party has been actually and materially prejudiced by such failure.

          9.4     Indemnification Limitations.

                   (a)     In no event shall Honeywell be liable for indemnification pursuant to Section 9.2(a)(i) unless and until the aggregate amount of all Losses with respect to Section 9.2(a)(i) that are imposed on or incurred by Purchaser exceeds $10,000,000 (the “Threshold Amount”), in which case Purchaser shall be entitled to indemnification for all Losses in excess of the Threshold Amount; provided, however, that the limitation set forth in this sentence shall not apply with respect to any claim for indemnification in respect of any breach of a Seller Fundamental Representation and Warranty. Notwithstanding the foregoing, Honeywell shall not (x) be required to make payments for indemnification pursuant to Section 9.2(a)(i) in an aggregate amount in excess of $150,000,000 or (y) be liable for indemnification with respect to any Loss by an Indemnified Party of less than $25,000 (each, a “De Minimis Loss”) and all such Losses shall be disregarded and shall not be aggregated for purposes of the Threshold Amount; provided, however, that the limitations set forth in clauses (x) and (y) of this sentence shall not apply with respect to any claim for indemnification in respect of any Seller Fundamental Representation and Warranty; however, in no event shall Honeywell be liable for indemnification pursuant to Section 9.2(a)(i) with respect to breaches of Seller Fundamental Representations and Warranties for any Losses in excess of the Cash Consideration.

                   (b)     In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) amounts recoverable by the Indemnified

Party under indemnification agreements or arrangements with third parties or under any insurance policy of Honeywell or any Seller relating to the period prior to the Closing with respect to such Losses (each, a “Collateral Source”), and (ii) any actual prior recovery by the Indemnified Party from any Person with respect to such Losses. In the event of any indemnification claim paid, the Indemnifying Party may, in its sole discretion, require any Indemnified Party to grant to such Indemnifying Party an assignment of the right of such Indemnified Party to assert a claim against any Collateral Source. If the amount to be netted hereunder from any payment required under Article IX is determined after payment of any amount otherwise required to be paid to an Indemnified Party under this Article IX, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article IX had such determination been made at the time of such payment.

                   (c)     Notwithstanding any other provisions of this Agreement, in no event shall Honeywell or any Seller be liable for (i) any punitive damages or any special, incidental, indirect or consequential damages of any kind or nature, regardless of the form of action through which such damages are sought, (ii) any diminution in value or lost profits of any Indemnified Party except for lost profits which constitute direct damages; (iii) without limiting the generality of the foregoing, any Loss calculated by using or taking into account any multiples of (A) earnings, (B) book value, (C) cash flow or (D) other measures, unless, in the case of clauses (i), (ii) or (iii), such damages are recovered by a third party in a Third Party Claim pursuant to an order entered against a Purchaser Indemnified Party or in a settlement agreement to which a Purchaser Indemnified Party is a party, (iv) any Losses arising from Purchaser failing to take reasonable steps to mitigate damages, or (v) any Losses to the extent such Liabilities are reserved on the Financial Statements of the Sellers that are Made Available to Purchaser prior to the date hereof.

                   (d)     Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to Contracts, leases, licenses or other agreements to which Honeywell, any Seller or any Transferred Entity is a party (including the Material Contracts) and such consents have not been obtained and may not be obtained. Purchaser agrees that neither Honeywell nor any Seller shall have any liability (other than, if breached, under Section 3.4 or Section 5.5(b)) whatsoever to Purchaser (and Purchaser shall not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of or loss of right under any such Contract, lease, license or other agreement as a result thereof. Other than, if breached, Section 3.4 or Section 5.5(b), Purchaser further agrees that no representation, warranty or covenant of the Sellers contained herein shall be breached or deemed breached and no condition of Purchaser shall be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or loss of right or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination or loss of right.

                   (e)     Except with respect to fraud, notwithstanding anything else contained in this Agreement to the contrary, after the Closing, indemnification pursuant to the provisions of this Article IX shall be the sole and exclusive remedy of the parties from and after the Closing

Date with respect to any and all claims arising out of or in connection with this Agreement and the transactions contemplated hereby, including in respect of any misrepresentation or breach of any warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto. Without limiting the generality or effect of the foregoing, as a material inducement to the other parties hereto entering into this Agreement, Purchaser hereby waives, from and after the Closing, any claim or cause of action, known and unknown, foreseen and unforeseen, which it or any of its Affiliates may have against the other parties hereto (including rights to indemnification or contribution, or any other rights or remedies), including without limitation under the common law or federal or state securities Laws, trade regulation Laws or other Laws (including any relating to Tax, environmental, real estate or employee matters), by reason of this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby or thereby, except for claims or causes of action brought under and subject to the terms and conditions of the provisions contained in this Article IX.

                   (f)     All payments made pursuant to this Article IX shall be deemed to be adjustments to the Purchase Price.

          9.5     No Rights of Offset. Purchaser waives and relinquishes any and all rights to set off or to apply any monies held or indebtedness or other obligations now or hereafter owing by Purchaser to Sellers or any of their Affiliates against any obligations of Sellers or any of their Affiliates now or hereafter existing under this Agreement or any other agreement, instrument, certificate or similar document required to be delivered pursuant to this Agreement.

ARTICLE X
MISCELLANEOUS

          10.1     Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt (if received on a business day or, if not received on a business day, on the first business day following such date of receipt), (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail return receipt requested, postage prepaid and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by telecopy, to the applicable party at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

if to Sellers:

Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, New Jersey 07962-2487
Attention: General Counsel and Senior Vice President
Telecopy No.: (973) 455-4217

with a copy to:

David Robbins, Esq.
Bingham McCutchen LLP
355 S. Grand Avenue, Suite 4400
Los Angeles, CA 90071
Telecopy No: (213) 680-6499

if to Purchaser:
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, Florida 33414
Attention: Thomas P. McCaffrey

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10020
Attention: Creighton O’M. Condon

        10.2     Certain Definitions; Interpretation.

                   (a)     For purposes of this Agreement, the following terms shall have the following meanings:

        “Acceptance Notice” shall have the meaning set forth in Section 5.11(b).

        “Actual Transferred Cash” has the meaning set forth in Section 1.7.

        “Acquisition Notice” shall have the meaning set forth in Section 5.11(a).

        “Adjusted Purchase Price” shall have the meaning set forth in Section 1.7(d)(i).

        “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned

Person; provided that ownership, directly or indirectly, of at least 10% of the voting equity interests of a Person shall be deemed to constitute “control” of such Person.

          “Agreement” shall have the meaning specified in the Preamble.

          “Alternate Financing” shall mean a single public offering or private offering of notes other than pursuant to the Debt Commitment Letter approved by each of the Initial Lenders under the Debt Commitment Letter, the net proceeds of which are used exclusively to pay the Purchase Price.

          “Ancillary Agreements” shall mean each other agreement and instrument to be executed and delivered by any Seller or Purchaser pursuant to this Agreement.

          “Antitrust Agencies” shall have the meaning set forth in Section 5.5(a).

          “Assumed Contracts” shall have the meaning set forth in Section 1.1(d)(vii).

          “Assumed Liabilities” shall have the meaning set forth in Section 1.3.

          “Assumed Real Property Leases” shall have the meaning set forth in Section 1.1(d)(viii).

          “Audited Financial Statements” shall collectively mean (i) the audited income and cash flow statements of the Business for the calendar years ended December 31, 2007, December 31, 2006 and December 31, 2005 and (ii) the audited balance sheets of the Business as of December 31, 2007 and as of December 31, 2006, together with any related notes and schedules thereto.

          “Benefit Transition Date” shall have the meaning set forth in Section 5.8(a)(v).

          “Business” shall mean Honeywell’s distribution, marketing and selling of Products and providing related inventory management and warehousing services to third party customers in the aerospace industry and to Sellers and their Affiliates, in each case through its “Consumables Solutions” division as conducted on the date hereof. For avoidance of doubt the “Business” shall not include the Excluded Business.

          “Business Day” or “business day” shall mean a day other than a Saturday, Sunday or other day on which banks in New York, New York are required or authorized by Law to be closed.

          “Business Material Adverse Effect” means (1) any change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Business; provided, however, that changes, effects or circumstances, alone or in combination, that arise out of or result from (A) changes in economic conditions, financial or securities markets in general, or the industries and markets (including with respect to commodity prices) in which the Business is operated, provided such change does not disproportionately effect the

Business, (B) the execution and performance of this Agreement or the announcement of this Agreement and the transactions contemplated hereby (other than as set forth in Section 3.4 or Section 5.1), or (C) acts of God, calamities, national or international political or social conditions, including the engagement by the United States in hostilities, whether commenced before or after the date hereof, or the occurrence of any military attack or terrorist act upon the United States, provided such act, calamity or condition does not disproportionately effect the Business or (D) any actions taken, or failures to take action, or such other changes or events, in each case, to which Purchaser has consented shall not be considered in determining whether a Business Material Adverse Effect has occurred or (2) any material adverse change in or material adverse effect on the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

          “Cash Consideration” shall have the meaning set forth in Section 1.6(a).

          “Closing” shall have the meaning set forth in Section 2.1.

          “Closing Date” shall have the meaning set forth in Section 2.1.

          “COBRA” shall have the meaning set forth in Section 3.12(e).

           “Code” means the Internal Revenue Code of 1986, as amended.

          “Collateral Source” shall have the meaning set forth in Section 9.4(b).

          “Competing Business” shall have the meaning set forth in Section 5.11(a).

          “Confidential Information” shall have the meaning set forth in Section 5.12.

          “Confidentiality Agreement” shall have the meaning set forth in Section 5.2(a).

          “Contract” shall mean any written contract, agreement, lease, sublease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, franchise, insurance policy, undertaking, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

          “Control” (including the terms “controlled,” “controlled by” and “under common control with”) means, with respect to the relationship between or among two or more Persons, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee, personal representative or executor, by contract or credit arrangement or otherwise.

          “Copyrights” shall have the meaning set forth in Section 3.8(f)(iii).

          “De Minimis Loss” shall have the meaning set forth in Section 9.4(a).

          “Deadline” shall have the meaning set forth in Section 8.1(b).

          “Debt Commitment Letters” shall have the meaning set forth in Section 4.9.

          “Dispute” shall have the meaning set forth in Section 10.10(a).

          “Effective Time” shall have the meaning set forth in Section 2.2.

          “Employees” shall have the meaning set forth in Section 5.8.

          “Encumbrances” means any mortgage, lien, pledge, security interest, hypothecation, encumbrance or other similar charge.

          “Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

          “Environmental Claims” shall have the meaning set forth in Section 3.11(h)(i).

           “Environmental Laws” shall have the meaning set forth in Section 3.11(h)(ii).

          “Environmental Permit” shall have the meaning set forth in Section 3.11(g)(vi).

          “Equity Interests” shall have the meaning set forth in Section 3.3.

          “ERISA” means the Employee Retirement Income Security Act of 1974, including the rules and regulations promulgated thereto.

          “Estimated Transferred Cash” has the meaning set forth in Section 1.7.

          “Excluded Business” means (i) the sourcing of products similar to the Products, other than from or through the Business, for internal use by Sellers and their Affiliates, (ii) the licensing of Excluded Intellectual Property to third parties (subject to the Intellectual Property License Agreement) or (iii) the performance of the Retained Contracts.

          “Excluded Environmental Matters” shall have the meaning set forth in Section 1.3(j) .

          “Excluded Intellectual Property” means all Intellectual Property owned or licensed by any Seller or any Transferred Entity that is not used primarily or exclusively in the conduct of the Business and all Intellectual Property licensed pursuant to the Intellectual Property License Agreement or provided pursuant to the Transition Services Agreement.

          “Fair Market Value” shall have the meaning set forth in Section 5.11(b).

          “Financial Statements” shall have the meaning set forth in Section 3.5(a).

          “Financing” shall have the meaning set forth in Section 5.19.

          “First Eligible Closing Date” shall have the meaning set forth in Section 2.1.

          “Foreign Benefit Plans” shall have the meaning set forth in Section 3.12(b).

          “Foreign Transfer Agreements” shall have the meaning set forth in Section 2.3(a)(ix).

          “Former Employees” shall have the meaning set forth in Section 5.8.

          “GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

          “Governmental Authority” means any foreign or United States federal, state or local governmental, regulatory or administrative agency or any court, tribunal, or judicial or arbitral body.

          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

          “Gross UK Purchase Price” shall have the meaning set forth in Section 2.4(c).

          “Gross US Purchase Price” shall have the meaning set forth in Section 2.4(b).

           “HCS France” shall have the meaning set forth in Section 1.1(a).

          “HCS Germany” shall have the meaning set forth in Section 1.1(b).

          “Honeywell” shall have the meaning specified in the Preamble.

          “Honeywell UK” shall have the meaning set forth in Section 1.1(c).

          “HSR Act” shall have the meaning set forth in Section 5.5(a).

          “Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money; (ii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (iii) all obligations, contingent or otherwise, of such Person under letter of credit or similar facilities; (iv) all Indebtedness of others referred to in clauses (i) through (iii) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person.

          “Indemnified Party” shall have the meaning set forth in Section 9.3(a).

          “Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

          “Initiation Date” shall have the meaning set forth in Section 2.1.

          “Insurance Policies” shall have the meaning set forth in Section 3.19.

          “Intellectual Property” shall have the meaning set forth in Section 3.8(g).

          “Intellectual Property License Agreement” means the license agreement with respect to certain Excluded Intellectual Property, substantially in the form of Exhibit B attached hereto.

          “Interim Financial Statement” shall have the meaning set forth in Section 3.5(a).

          “Interim Income and Cash Flow Statements” shall have the meaning set forth in Section 3.5(a).

          “Interim Statements of Net Assets” shall have the meaning set forth in Section 3.5(a).

          “Interests” shall have the meaning set forth in Section 1.1(f)(i).

          “Internal Controls” shall have the meaning set forth in Section 3.5(c).

          “Inventory” shall mean the inventory, including merchandise, raw materials, work-in-process and finished goods of the Transferred Entities or owned and used primarily by Sellers in the conduct of the Business and maintained, held or stored by or for Sellers at Closing, and any prepaid deposits for any of the same.

          “Investment Banking Firm” shall have the meaning set forth in Section 5.11(b).

          “Issuance Price” shall have the meaning set forth in Section 1.6.

          “IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation primarily used in the conduct of the Business, including without limitation software to run the following: HPGparts.com, FutureCast, Symphony, Sales Zone, Kitting, Viper and BPCS - ERP System.

          “Key Customers” shall have the meaning set forth in Section 3.14.

          “Key Suppliers” shall have the meaning set forth in Section 3.14.

          “Knowledge” (i) with respect to Honeywell shall mean the actual knowledge of the individuals identified on Schedule D, and (ii) with respect to Purchaser shall mean the actual knowledge of the individuals identified on Schedule E.

          “Labor Laws” means any applicable Law relating to employment standards, human rights, health and safety, labor relations, workplace safety and insurance and/or pay equity.

          “Law” means any law, statute, ordinance, rule, code, order, requirement or rule of law (including common law) or regulation of any Governmental Authority, or any binding agreement with any Government Authority binding upon a Person or its assets.

          “Leased Real Property” shall mean all real property leased or subleased under the Assumed Real Property Leases or any of the leases listed on Schedule 1.3(c).

          “Liability” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

          “Losses” means, subject to Section 9.4, any losses, costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, Taxes, claims, damages and assessments.

          “M&M France” shall have the meaning set forth in Section 1.1(a).

          “M&M Germany” shall have the meaning set forth in Section 1.1(b).

          “Made Available” means that the information referred to (i) has been actually delivered (whether by email transmission or hand delivery) to Purchaser or to its outside legal counsel or (ii) was posted on the electronic datasite located at https://datasite.merrill.com, in each case, at least one (1) day prior to the execution of this Agreement.

          “Marketing Interim Financial Statements” shall have the meaning set forth in Section 5.20.

          “Marketing Period” shall have the meaning set forth in Section 2.1.

          “Material Contract” shall have the meanings set forth in Section 3.13(a).

          “Materials of Environmental Concern” shall have the meaning set forth in Section 3.11(h)(iii).

          “Mediation Request” shall have the meaning set forth in Section 10.10(b).

          “Modified Duty Employees” shall have the meaning set forth in Section 5.8(a)(vii)(A).

          “National Laws” shall have the meaning set forth in Section 5.8(b)(i).

          “Non-United States Business” shall mean the Business as operated outside of the United States on the date hereof.

          “Non-US Employee” shall have the meaning set forth in Section 5.8(b)(i).

          “Offer Period” shall have the meaning set forth in Section 5.11(b).

          “Patents” shall have the meaning set forth in Section 3.8(f)(i).

          “Permit” means any permit, franchise, authorization, license or other approval issued or granted by any Governmental Authority relating primarily to the Business.

          “Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (C) Encumbrances for Taxes and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case, and for which adequate reserves have been maintained, (D) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate, (E) software or other similar third-party licenses granted by the Business in the ordinary course or (F) Encumbrances that will be removed prior to Closing.

          “Person” means an individual, corporation, partnership, firm, limited liability company, association, trust, unincorporated organization, entity or group.

          “Personal Property” shall mean all furnishings, furniture, computer equipment, office equipment and supplies, vehicles, tooling, patterns, dies, jigs, machinery and equipment and other tangible personal property (other than Inventory and any items disposed of after the date hereof in the ordinary course of business) owned and used primarily by Sellers in the conduct of the Business.

          “Procedure” shall have the meaning set forth in Section 10.10(b).

          “Products” shall mean the fasteners, seals, bearings, wiring, plugs, fittings, spacers and other products sold by the Business prior to the Closing Date.

          “Product Liability Claim” shall mean any claim, action, demand or suit involving or alleging personal injury, wrongful death or property damage relating to or involving any Product distributed or sold by the Business prior to the Closing Date.

          “Product Recall” shall mean any directive or order by any Governmental Authority that any Product distributed or sold by the Business prior to the Closing Date be recalled or any voluntary recall by Sellers of any Product distributed or sold by the Business prior to the Closing Date.

          “Purchase Price” shall have the meaning set forth in Section 1.6.

          “Purchased Assets” shall have the meaning set forth in Section 1.1(d).

          “Purchaser” shall have the meaning specified in the Preamble.

          “Purchaser Closing Option” shall have the meaning set forth in Section 2.1.

          “Purchaser Disclosure Schedule” shall have the meaning set forth in the Preamble of Article III.

          “Purchaser Indemnified Parties” shall have the meaning set forth in Section 9.2(a).

          “Purchaser Material Adverse Effect” means (1) any change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Purchaser and its Affiliates, taken as a whole; provided, however, that changes, effects or circumstances, alone or in combination, that arise out of or result from (A) changes in economic conditions, financial or securities markets in general, or the industries and markets (including with respect to commodity prices) in which the business of the Purchaser and its Affiliates is operated, provided such change does not disproportionately effect the business of the

Purchaser and its Affiliates, (B) the execution and performance of this Agreement or the announcement of this Agreement and the transactions contemplated hereby (other than as set forth in Section 4.3), (C) acts of God, calamities, national or international political or social conditions, including the engagement by the United States in hostilities, whether commenced before or after the date hereof, or the occurrence of any military attack or terrorist act upon the United States, shall not be considered in determining whether a Purchaser Material Adverse Effect has occurred, provided such act, calamity or condition does not disproportionately effect the business of the Purchaser and its Affiliates, or (D) any actions taken, or failures to take any action, or such other changes or events, in each case, to which Honeywell has consented shall not be considered in determining whether a Purchaser Material Adverse Effect has occurred, or (2) any material adverse change in or material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

          “Purchaser’s FSAs” shall have the meaning set forth in Section 5.8(a)(x).

          “Purchaser’s Foreign Benefit Plans” shall have the meaning set forth in Section 5.8(b)(iii)(B).

          “Purchaser’s Savings Plans” shall have the meaning set forth in Section 5.8(a)(iv)(A).

          “Purchaser SEC Reports” shall have the meaning set forth in Section 4.8(a).

          “Real Property Lease Assignments” shall have the meaning set forth in Section 2.3(a)(viii).

          “Redacted Fee Letter” shall have the meaning set forth in Section 4.9.

          “Registered Intellectual Property” shall mean all United States and foreign: (A) Patents; (B) registered Trademarks, applications to register Trademarks; (C) registered Copyrights registrations, applications to register Copyrights; and (D) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

          “Registered Transferred Intellectual Property” shall mean all Registered Intellectual Property owned by Sellers as set forth in Section 3.8 of the Disclosure Schedule.

          “Release” shall have the meaning set forth in Section 3.11(g)(iv).

          “Remedial Action” shall have the meaning set forth in Section 3.11(g)(v).

          “Required Information” shall have the meaning set forth in Section 5.19(c).

          “Retained Assets” shall have the meaning set forth in Section 1.2.

          “Retained Contracts” shall have the meaning set forth in Section 1.2(i).

          “Retained Employees” shall mean those Employees of the Business set forth on Schedule C.

          “Retained Interests” shall have the meaning set forth in Section 1.1(f)(i).

          “Retained Liabilities” shall have the meaning set forth in Section 1.4.

          “Retained Taxes” shall mean any and all (a) income, franchise or similar Taxes of Sellers or any of their Affiliates (other than the Transferred Entities) for any taxable period; (b) Taxes of Sellers not arising out of the Business (including Taxes arising out of the Retained Liabilities or Retained Assets) for any taxable period; (c) Taxes relating to the Business, including Taxes of, or otherwise imposed on, the Transferred Entities, for any taxable period ending on or prior to the day prior to the Closing Date; (d) Taxes relating to the Business for any Straddle Period, which are allocable pursuant to Section 5.15(b), to the portion of such period ending on the day prior to the Closing Date; and (e) Taxes of any other Person (other than the Transferred Entities) for which the Transferred Entities may be liable by reason of being a member of a consolidated, combined, unitary or affiliated group that includes such other Person or otherwise joining in a fiscal unity prior to the Closing, by reason of entering into a Tax sharing, Tax indemnity or similar agreement with such other Person prior to the Closing or by reason of transferee or successor liability arising in respect of a transaction undertaken prior to the Closing. For avoidance of doubt “Retained Taxes” shall not include Transfer Taxes, the payment of which is shared by Purchasers and Sellers pursuant to Sections 5.7 or any VAT payable on the sale of the Purchased Assets relating to the UK Business which shall be governed by Section 5.15(h).

          “Savings Plan Commencement Date” shall have the meaning set forth in Section 5.8(a)(iv)(A).

          “SEC” shall have the meaning set forth in Section 4.8(a).

          “Securities Act” shall have the meaning set forth in Section 3.26.

          “Sellers” shall have the meaning specified in the Preamble.

          “Sellers’ Foreign Benefit Plans” shall have the meaning set forth in Section 5.8(b)(iii).

          “Sellers’ FSAs” shall have the meaning set forth in Section 5.8(a)(x).

          “Seller Fundamental Representation and Warranty” shall have the meaning set forth in Section 9.1.

          “Seller Indemnified Parties” shall have the meaning set forth in Section 9.2(b).

          “Sellers’ Pension Plan” shall have the meaning set forth in Section 5.8(a)(iv)(B).

          “Sellers’ Savings Plan” shall have the meaning set forth in Section 5.8(a)(iv)(A).

          “Sellers’ Marks” shall have the meaning set forth in Section 5.14.

          “Shared Real Property” shall have the meaning set forth in the Transition Services Agreement.

          “Shares” shall have the meaning set forth in Section 1.6(b).

          “Solvent” shall have the meaning set forth in Section 4.5.

          “Software” means computer software programs and databases in any form, including source code, object code or Internet web sites.

          “Specified Accounting Policies” means the accounting policies, practices and procedures described on Schedule F.

          “Stock Consideration” shall have the meaning set forth in Section 1.6(b).

          “Stockholder Agreement” means the stockholder agreement substantially in the form of Exhibit C attached hereto.

          “Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date.

          “Sublease” means that certain sublease between Purchaser and Honeywell with respect to the administrative office space at 8260 South Hardy Drive, Bldg 1234, Tempe, Arizona, substantially in the form of Exhibit E attached hereto.

          “Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

          “Supply Agreement” means the supply agreement, substantially in the form of Exhibit D attached hereto.

          “Survival Period” shall have the meaning set forth in Section 9.1.

          “Tax Return” shall mean any report, return, election, statement or other document or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

          “Taxes” shall mean any and all (a) domestic or foreign, federal, state, local or other taxes, duties, levies, imposts, tariffs, fees or similar charges of any kind (together with any and all interest, penalties, fines, additional to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes, duties, levies, imports, tariffs, fees or similar charges with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, health, disability, retirement, social security, unclaimed property, payroll, customs duties, import duties, transfer, license, workers’ compensation or net worth, and taxes, duties, levies, imports, tariffs, fees or similar charges in the nature of excise, withholding, ad valorem or value added, and (b) liability for the payment of any Tax (i) as a result of being a member of a consolidated, combined, unitary or affiliated group that includes any other Person or otherwise joining in a fiscal unity, (ii) by reason of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person for Taxes, including, a Tax sharing, Tax indemnity or similar agreement, or (iii) by reason of transferee or successor liability, whether imposed by Law, contractual arrangement or otherwise.

          “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

          “Third Party Claim” shall have the meaning set forth in Section 9.3(a).

          “Threshold Amount” shall have the meaning set forth in Section 9.4(a).

           “Trademarks” shall have the meaning set forth in Section 3.8(f)(ii).

          “Transaction Documents” shall have the meaning set forth in Section 3.2.

          “Transaction Matters” shall have the meaning set forth in Section 10.9.

          “Transfer Taxes” shall have the meaning set forth in Section 5.7.

          “Transferred Entities” shall have the meaning given in the Recitals and as set forth on Schedule B.

          “Transferred Entities Retained Assets” shall have the meaning set forth in Section 1.1(e)(ii).

          “Transferred Foreign Benefit Plans” shall have the meaning set forth in Section 5.8(b)(iii)(B).

          “Transferred Intellectual Property” shall have the meaning set forth in Section 1.1(d)(v).

          “Transferred Non-US Employees” shall have the meaning set forth in Section 5.8(b)(i).

          “Transferred US Employees” shall have the meaning given to it in Section 5.8(a)(i).

          “Transition Services Agreement” means the transition services agreement substantially in the form of Exhibit F attached hereto.

          “U.K. Business” shall mean the business carried on by Honeywell UK with respect to the Purchased Assets to be acquired from Honeywell UK pursuant to this Agreement.

          “U.S. Benefit Plans” shall have the meaning set forth in Section 3.12(a).

          “U.S. Employees” shall have the meaning set forth in Section 5.8(a).

          “United States Business” shall mean the Business as operated in the United States on the date hereof.

          “VAT” shall mean value added tax as provided for in the VATA and any other Tax of a similar nature.

          “VATA” shall mean the Value Added Tax Act 1994.

          “VWAP Price” shall mean, with respect to the Shares during any period, the “Volume Weighted Average Price” per share during such period, as displayed on Bloomberg Page “AQR” (or any successor page) for the Purchaser, with respect only to trading in Shares executed from 9:30 a.m. to 4:00 p.m. (New York City time) during such period; provided that if such price is not displayed, then “VWAP Price” shall mean the dollar volume weighted average price per Share during such period based on transactions executed during the period from 9:30 a.m. to 4:00 p.m. (New York City time), as determined by the transfer agent for the Shares, for the avoidance of doubt, the VWAP Price is intended to be the volume weighted price for the Shares during the relevant period and not an average of the daily volume weighted average price for each day in the period.

          “VWAP Measurement Period” shall have the meaning set forth in Section 1.6.

          “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.

          “Year-End Financial Statements” shall have the meaning set forth in Section 3.5(a).

                   (b)     When a reference is made in this Agreement to Articles, Sections, or Schedules, such reference is to an Article or a Section of, or a Schedule to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a party or parties, such reference is to parties to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.” The definitions in this Agreement are applicable to the singular as well as the plural forms of such terms.

          10.3     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, Honeywell and Purchaser shall negotiate in good faith to modify this Agreement so as to affect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

          10.4     Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including all exhibits and schedules attached hereto and thereto and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and does not, and is not intended to, confer upon any Person any rights or remedies hereunder.

          10.5     Amendment; Waiver. This Agreement may be amended only in a writing signed by all parties hereto. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive either party’s rights at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

          10.6     Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors. Notwithstanding the foregoing, this Agreement shall not be assigned by any party hereto by operation of Law or otherwise without the express written consent of each of the other parties; except that Purchaser may assign its rights and obligations hereunder in whole or in part to one or more of its wholly owned subsidiaries or to Purchaser’s financing sources by way of security; provided, however, that Purchaser must deliver prompt written notice of such assignment to Sellers and no such assignment shall relieve Purchaser of any liabilities or obligations hereunder.

          10.7     Disclosure Schedule. The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to the Disclosure Schedule shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

          10.8     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Nothing contained herein shall prevent a party from seeking damages in the event that specific performance is not available.

          10.9     Governing Law. Any and all claims, disputes or controversies in any way arising out of or relating to (a) this Agreement, (b) any breach, termination or validity of this Agreement, (c) the transactions contemplated hereby or (d) any discussions or communications relating in any way to this Agreement or transactions contemplated hereby (the “Transaction Matters”), and the existence or validity of any and all defenses to such claims, disputes or controversies, shall be governed and resolved exclusively by the laws of the State of New York. Each party irrevocably and unconditionally waives any right to object to the application of New York law or argue against its applicability to any of the matters referenced in the immediately preceding sentence.

       10.10     Dispute Resolution; Mediation; Jurisdiction.

                   (a)     In the event of any dispute, controversy or claim in any way arising out of or relating to the Transaction Matters (a “Dispute”), upon the written notice of either party hereto, the parties hereto shall attempt to negotiate a resolution of the Dispute. If the parties hereto are unable for any reason to resolve a Dispute within 30 days after the receipt of such notice, the Dispute shall be submitted to mediation in accordance with Section 10.10(b) hereof.

                   (b)     Any Dispute not resolved pursuant to Section 10.10(a) hereof shall, at the request of either party hereto (a “Mediation Request”), be submitted to non-binding mediation in accordance with the then current CPR Mediation Procedure (the “Procedure”), except as modified herein. The mediation shall be held in New York, New York. The parties shall have 20 days from receipt by a party of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the parties within 20 days of receipt by a party (or parties) of a Mediation Request, then any party may request (on written notice to the other parties), that the CPR appoint a mediator in accordance with the Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations, and no oral or documentary representations made by the parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No party hereto shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other parties in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other parties except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the party intending to make such disclosure shall give the other parties reasonable written notice of the intended disclosure and afford the other parties a reasonable opportunity to protect its interests. If the Dispute has not been resolved within 60 days of the appointment of a Mediator, or within 90 days of receipt by a party of a Mediation Request (whichever occurs sooner), or within such longer period as the parties may agree to in writing, then any party may file an action on the Dispute in any court having jurisdiction in accordance with Section 10.10(c).

                   (c)     Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York sitting in New York County and the courts of the United States of America located in New York County, New York for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby (and agrees not to commence any litigation relating hereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 10.1, shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby or any of the other transactions contemplated hereby in the courts of the State of New York sitting in New York County or the courts of the United States of America located in New York County, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO TRANSACTION MATTERS.

          10.11     Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

          10.12     Counterparts. This Agreement may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission), and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Signature Page Follows.]

          IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER:

B/E AEROSPACE, INC.

By:/s/ Amin J. Khoury
Name: Amin J. Khoury
Title: Chairman of the Board
and Chief Executive Officer

SELLERS:

HONEYWELL INTERNATIONAL INC.

By:/s/ Anne T. Madden
Name: Anne T. Madden
Title: Vice President, Corporate
Development and Global Head of M&A

HONEYWELL UK LIMITED

By:/s/ Anne T. Madden
Name: Anne T. Madden
Title: Authorized Signatory

HONEYWELL HOLDING FRANCE SAS

By:/s/ Anne T. Madden
Name: Anne T. Madden
Title: Authorized Signatory

HONEYWELL DEUTSCHLAND GMBH

By: /s/ Anne T. Madden
Name: Anne T. Madden
Title: Authorized Signatory